As filed with the Securities and Exchange Commission on February 28, 2001
Registration Nos. 333-
811-07543

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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	[ ]

Post-Effective Amendment No. ____	[ ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 61	[X]

Variable Account A

(Exact name of Registrant)

Keyport Life Insurance Company

(Name of Depositor)

125 High Street, Boston Massachusetts 02110

(Address of Depositor's Principal Executive Offices (Zip Code)

Depositor's Telephone Number, including Area Code: 617-526-1400

Bernard R. Beckerlegge, Esq.

Senior Vice President and General Counsel

Keyport Life Insurance Company

125 High Street, Boston, Massachusetts 02110

(Name and Address of Agent for Service)

copy to:

Joan E. Boros, Esq.

Jorden Burt Boros Cicchetti Berenson & Johnson LLP

1025 Thomas Jefferson Street, N.W.

Washington, DC 20007

It is proposed that this filing will become effective:

( ) immediately upon filing pursuant to paragraph (b) of Rule 485

( ) on [date] pursuant to paragraph (b) of Rule 485

( ) 60 days after filing pursuant to paragraph (a) of Rule 485

( ) on [date] pursuant to paragraph (a) of Rule 485

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8 (a), may determine.

Title of Securities Being Registered: Variable Portion of the Contracts Funded Through the Separate Account.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

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Exhibit Index on Page ____

CONTENTS OF REGISTRATION STATEMENT

The Facing Sheet

The Contents Page

Cross-Reference Sheet

PART A

Prospectus

PART B

Statement of Additional Information

PART C

Items 24 - 32

The Signatures

Exhibits

PART A

[ , 2001] Prospectus for

[Immediate] Variable Annuity

Annuities are:
not insured by the FDIC;
not a deposit or other obligation of, or
guaranteed by, the depository institution;
subject to investment risks, including the
possible loss of the principal amount invested.

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PROSPECTUS FOR

KEYPORT [IMMEDIATE] VARIABLE ANNUITY

GROUP AND INDIVIDUAL SINGLE PURCHASE PAYMENT

IMMEDIATE VARIABLE ANNUITY CONTRACTS

ISSUED BY

VARIABLE ACCOUNT A

OF

KEYPORT LIFE INSURANCE COMPANY

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This prospectus describes the Keyport [Immediate][Add Brand Name Later] variable annuity group Contracts and Certificates offered by Keyport Life Insurance Company. The prospectus also offers the Certificates in the form of individual Contracts, where required by certain states. All discussion of Certificates applies to the Contracts and individual Contracts unless specified otherwise.

Under the Certificate, you may elect to receive periodic Annuity Payments on either a variable or a fixed basis, or both. This prospectus primarily describes the variable features of the Certificate. The Fixed Account and its features are summarized in Appendix A. You may purchase a Certificate on a tax qualified or non-tax qualified basis. You may only purchase a Certificate with a single payment. Additional payments are not allowed under the Certificate.

The Certificate is designed to provide retirement income payments, which will begin on the Income Date. You may select an Income Date not less than 10 after the Certificate is issued. The Income Date may not be later than 10 days after the expiration of the Right to Examine Certificate Period. Before the Income Date, we will allocate your Purchase Payment to the Fixed Account and it will be credited with interest at an annual rate of 3% from the day the Certificate is issued until the Income Date. On the Income Date, we will deduct after deduction of premium taxes, if any., and including interest, wWe will then allocate the remainingis amount ("Certificate Value"), to the Annuity Payment Options you select in your Application for the Certificate. Within each Annuity Payment Option, we will allocate the Certificate Value to the Income Streams you select. Within each Income Stream, if you choose to receive Variable Payments, we will further allocate Certificate Value to the Sub-accounts of the Variable Account you have selected. If you choose to receive Fixed Payments, we will allocate Certificate Value to the Fixed Account. If you choose to receive a combination of Variable Payments and Fixed Payments, we will allocate the Certificate Value accordingly. Allocation of funds within the Certificate is subject to the terms and conditions imposed by us described in this prospectus.

The Certificate currently offers thirty-one investment options, each of which is a Sub-account of Variable Account A. Currently, you may choose among the Sub-accounts investing in selected portfolios of the following Eligible Funds:

AIM VARIABLE INSURANCE FUNDS, INC.: AIM V.I. Capital Appreciation Fund; AIM V.I. International Equity Fund; and AIM V.I. Value Fund

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.: Growth & Income Portfolio; Premier Growth Portfolio; Technology Portfolio; and Worldwide Privatization Portfolio

LIBERTY VARIABLE INVESTMENT TRUST: Colonial High Yield Securities Fund, Variable Series; Colonial Strategic Income Fund, Variable Series; Colonial U.S. Growth & Income Fund, Variable Series; Liberty Select Value Fund, Variable Series; Liberty S&P 500 Index Fund, Variable Series; Newport Tiger Fund, Variable Series; Rydex Financial Services Fund, Variable Series; and Rydex Health Care Fund, Variable Series

MFS VARIABLE INSURANCE TRUST: MFS Emerging Growth Series; MFS Investors Growth Stock Series; MFS Investors Trust Series; and MFS New Discovery Series

RYDEX VARIABLE TRUST: OTC Fund

STEINROE VARIABLE INVESTMENT TRUST: Liberty Federal Securities Fund, Variable Series; Stein Roe Balanced Fund, Variable Series; Stein Roe Growth Stock Fund, Variable Series; and Stein Roe Money Market Fund, Variable Series

VARIABLE INSURANCE PRODUCTS FUND: Equity Income Portfolio

VARIABLE INSURANCE PRODUCTS FUND III: Dynamic Capital Appreciation Portfolio; and Growth Opportunities Portfolio

WANGER ADVISORS TRUST: Wanger Foreign Forty Fund; Wanger International Small Cap Fund; Wanger Twenty Fund; and Wanger U.S. Small Cap Fund

You may purchase a Certificate if any Annuitant has not attained age 90 before we receive your Application.

The purchase of a Certificate involves certain risks. Investment performance of the Sub-accounts may vary based on the performance of the portfolios of the related Eligible Funds. We do not guarantee any minimum Annuity Unit values for amounts allocated to the Sub-accounts. As a result, Annuity Payments, amounts available for withdrawal, death benefits and the Certificate Surrender Value will change upward or downward. Fixed Payments are guaranteed by us as to dollar amount and will not change after we issue the Certificate.

We may offer other certificates through the Separate Account with different features, fees and charges, and other Sub-accounts, which may invest in different or additional mutual funds. Those certificates are described in separate prospectuses and statements of additional information. You may obtain information concerning the availability of the other certificates by asking your agent.

This prospectus contains important information about the Certificates you should know before investing. You should read it before investing and keep it for future reference. We have filed a Statement of Additional Information ("SAI") with the Securities and Exchange Commission. The current SAI has the same date as this prospectus and is incorporated by reference in this prospectus. You may obtain a free copy by writing us at 125 High Street, Boston, MA 02110, by calling (800) 437-4466, or by returning the postcard on the back cover of this prospectus. A table of contents for the SAI appears on page 42 of this prospectus.

The date of this prospectus is [ , 2001.]

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS
Page
Definitions
Summary of Certificate Features
Fee Table
Examples
Explanation of Fee Table and Examples
Keyport and the Variable Account
Purchase Payment and Application
Investments of the Variable Account
Allocations of Purchase Payment
Eligible Funds
Transfer of Income Stream Value
Limits on Transfers
Substitution of Eligible Funds and Other Variable Account Changes
Deductions
Deductions for Certificate Maintenance Charge
Deductions for Mortality and Expense Risk Charge
Deductions for Administrative Charge
Deductions for Surrender Charge
Deductions for Transfers of Variable Account Value
Deductions for Premium Taxes
Deductions for Income Taxes
Total Variable Account Expenses
Certificate Value Deductions
Optional Investment Related Programs
The Programs
Asset Allocation Program
Rebalancing Program
The Certificates
Valuation Periods
Net Investment Factor
Modification of the Certificate
Right to Examine the Certificate
Certificate Ownership
Assignment
Partial Withdrawals
Surrenders
Surrender of an entire Period Certain Annuity Payment Option
Total Surrender of Certificate
Tax Alert
Annuity Provisions
Annuity Benefits in General
Annuity Payment Options and Income Date
Annuity Payment Options
Payment Frequency
Level Monthly Payments
Changes to Annuity Payments
Death Provisions
Death of Certificate Owner
Death of Annuitant
Proof of Age, Sex, and Survival of Annuitant
Variable Payment Values
Suspension of Payments
Tax Status
Introduction
Taxation of Annuities in General
Annuity Payments
Surrenders, Death Benefit Payments, Assignments and Gifts
Withdrawals
Penalty Tax
Income Tax Withholding
Section 1035 Exchanges
Diversification Standards
Qualified Plans
Tax-Sheltered Annuities
Individual Retirement Annuities
Corporate Pension and Profit-Sharing Plans
Deferred Compensation Plans with Respect to
Service for State and Local Governments
Annuity Purchases by Nonresident Aliens
Variable Account Voting Privileges
Sales of the Certificates
Performance Information
Legal Proceedings
Inquiries by Certificate Owners
Table of Contents--Statement of Additional Information
Appendix A--The Fixed Account
Appendix B--Telephone Instructions
Appendix C--Systematic Withdrawal Program

DEFINITIONS

Annuitant(s): The natural person(s) on whose life Annuity Payments are based. A Joint Annuitant is permitted and, unless otherwise indicated, any reference to Annuitant shall include the Joint Annuitant.

Annuity Payment Option: Any one of several options available under the Certificate for Annuity Payments. The Annuity Payment Options determine the duration and type of Annuity Payments the payee will receive under the Certificate.

Annuity Payments: The series of payments starting on the Income Date under the Annuity Payment Option(s) selected. Annuity Payments may consist of Variable Payments or Fixed Payments or a combination of both Variable Payments and Fixed Payments.

Annuity Unit: An accounting unit used to calculate Variable Payments.

Application: A set of written instructions that you provide to us with your Purchase Payment that we require in order to issue the Certificate to you.

Benchmark Investment Rate: The assumed rate(s) of return of the Variable Account selected by you and used to calculate the amount of Variable Payment(s) for each Income Stream.

Beneficiary(ies): The person who becomes the Certificate Owner upon the death of the Certificate Owner or the last surviving Joint Certificate Owner, if any.

Certificate: The document issued to a Certificate Owner to evidence a Certificate Owner's participation under the Group Contract. The Certificate summarizes the benefits and provisions of the Group Contract.

Certificate Anniversary: An anniversary of the Certificate Date.

Certificate Date: The date a Certificate is issued to a Certificate Owner.

Certificate Owner ("you"): The person who owns a Certificate under the Group Contract. Joint Certificate Owners own the Certificate equally with rights of survivorship.

Certificate Rate: The rate used for purposes of calculating Income Stream Values. The Certificate Rate differs for Variable Payments and Fixed Payments and will be equal to:consists of:
(1)	the Benchmark Investment Rate(s) for Variable Payments for each Income Stream; and

(2)	the interest rate(s) originally used to calculate the Fixed Payments for each Income Stream.

Certificate Surrender Value: The Commuted Certificate Value, less any applicable taxes, tax withholdings and surrender charges or other applicable charges.

Certificate Value: Prior to the Income Date, the Certificate Value is equal to the Purchase Payment credited with interest at an annual rate of 3% from the Certificate Date until the Income Date. On the Income Date, the Certificate Value is reduced by applicable premium taxes, if any. On and after the Income Date, the Certificate Value is equal to the sum of all Income Stream Value(s).

Certificate Year: The first Certificate Year is the annual period that begins on the Certificate Date. Subsequent Certificate Years begin on each Certificate Anniversary.

Commuted Certificate Value: The sum of all Commuted Income Stream Value(s) under the Certificate.

Commuted Income Stream Value: The present value of all future Annuity Payments under a Period Certain Income Stream, using as discount rates:
o	the Benchmark Investment Rate used to calculate the amount of Variable Payments for that Income Stream; and

o	the interest rate originally used to calculate the Fixed Payments for that Income Stream, increased by a Liquidity Adjustment Factor not to exceed three percentage points (300 basis points).

The Liquidity Adjustment Factor will be specified on the Income Date and will not change. The Commuted Income Stream Value for Life Contingent Income Streams is zero.

Company ("we," "us," "our,"): Keyport Life Insurance Company.

Eligible Fund: The underlying mutual funds in which the Variable Account invests.

Fixed Account: The name we use forpart of our General Account that provides Fixed Payments.

Fixed Payments: The portion, if any, of Annuity Payments that are based on allocations of Certificate Value to the Fixed Account. We guarantee the dollar amount of Fixed Payments. Fixed Payments will not be less than the minimum values required by any law of the jurisdiction where the Certificate is delivered.

General Account: Our general investment account that contains all of our assets except those in the Variable Account and our other separate accounts.

Group Contract Owner: The person or entity to which the Group Contract is issued.

Income Anniversary: An anniversary of the Income Date.

Income Date: The date on which Annuity Payments begin. The Income Date may not be earlier than 10 days following the Certificate Date and may not be later than 10 days following the expiration of the Right to Examine Certificate Period.

Income Stream: A segment of time within an Annuity Payment Option. You may select one or more Income Stream(s) for each Annuity Payment Option. For each Income Stream, your selections on the Application determine:
o	the duration of the Income Stream;

o	the percentage of the initial Annuity Payment that will consist of a Fixed Payment; and

o	the percentage of the initial Annuity Payment that will consist of a Variable Payment.

An Income Stream is active if it is producing Annuity Payments. An Income Stream is inactive if Annuity Payments have not yet begun under the Income Stream.

Income Stream Value: The present value of all future Annuity Payments provided under an Income Stream calculated using the Certificate Rate and the mortality table, if any, used to calculate Annuity Payments under that Income Stream.

Income Year: The first Income Year is the annual period that begins on the Income Date. Subsequent Income Years begin on each subsequent Income Anniversary.

Life Contingent: A type of Income Stream or Annuity Payment Option that provides Annuity Payments for the lifetime of the Annuitant(s).

Liquidity Adjustment Factor: An amount not to exceed three percentage points (300three hundred basis points) that will be added to the interest rate originally used for calculating Fixed Payments in order to determine a discount rate to be used for calculating the present value of Fixed Payments that are surrendered or partially withdrawn. The Liquidity Adjustment Factor willshall be specified on the Income Date and will not change.

Non-Qualified Certificate: Any Certificate that is not issued under a Qualified Plan.

Office: Our executive office at 125 High Street, Boston, Massachusetts 02110.

Period Certain: A fixed length of time selected by you during which we guarantee that Annuity Payments will be made whether or not the Annuitant is still alive.

Person: A human being, trust, corporation, or any other legally recognized entity.

Portfolio: A series of an Eligible Fund that constitutes a separate and distinct class of shares.

Purchase Payment: The payment made by or on behalf of a Certificate Owner with respect to a Certificate.

Qualified Certificate: Certificates issued under Qualified Plans.

Qualified Plan: A retirement plan which receives special tax treatment under Sections 401, 403(b), 408(b) or 408A of the Internal Revenue Code ("Code") or a deferred compensation plan for a state and local government or another tax exempt organization under Section 457 of the Code.

Sub-account: Variable Account assets are divided into Sub-accounts. Assets of each Sub-account will be invested in shares of a Portfolio of an Eligible Fund.

Valuation Date: Each day on which we and the New York Stock Exchange ("NYSE") are open for business, or any other day that the Securities and Exchange Commission requires that mutual funds, unit investment trusts or other investment portfolios be valued.

Valuation Period: The period of time beginning at the close of business of the NYSE on each Valuation Date and ending at the close of business on the next succeeding Valuation Date.

Variable Account: Variable Account A, which is a separate investment account of the Company into which Certificate Value may be allocated. The Variable Account is divided into Sub-accounts, each of which invests in shares of an Eligible Fund.

Variable Payments: The portion, if any, of Annuity Payments that are based on allocations of Certificate Value to the Variable Account.

Written Request: A request in writing, in a form satisfactory to us, and received by us at our office.

SUMMARY OF CERTIFICATE FEATURES

This summary does not contain all of the information that may be important to you. You should read the entire prospectus and Statement of Additional Information before deciding to invest. Further, individual state requirements that differ from the information in this prospectus are described in supplements to this prospectus or in endorsements to the Certificate.

Purchase of the Certificate

You may purchase a Certificate by submitting an Application and making a single Purchase Payment in United States currency to us at our office. The Certificate does not take effect until we have accepted the Purchase Payment while you and the Annuitant are living. The minimum initial payment for both Qualified and Non-Qualified Certificates is $25,000. See "Purchase Payment and Application."

Investment Choices

Within each Income Stream that provides for Variable Payments, you can allocate and reallocate your Certificate Value among the Sub-accounts, which in turn invest in the following Eligible Funds or Portfolios:

AIM Variable Insurance Funds, Inc. ("AIM Insurance Funds")

  AIM V.I. Capital Appreciation Fund ("AIM Capital Appreciation")

  AIM V.I. International Equity Fund ("AIM International Equity")

  AIM V.I. Value Fund ("AIM Value")

Alliance Variable Products Series Fund, Inc. ("Alliance Series Fund")

  Growth & Income Portfolio ("Alliance Growth & Income")

  Premier Growth Portfolio ("Alliance Premier Growth")

  Technology Portfolio ("Alliance Technology")

  Worldwide Privatization Portfolio ("Alliance Worldwide Privatization")

Liberty Variable Investment Trust ("Liberty Trust")

  Colonial High Yield Securities Fund, Variable Series ("Colonial High

     Yield Securities")

  Colonial Strategic Income Fund, Variable Series ("Colonial Strategic

     Income")

  Colonial U.S. Growth & Income Fund, Variable Series ("Colonial U.S.

     Growth & Income")

  Liberty Select Value Fund, Variable Series ("Liberty Select Value")

  Liberty S&P 500 Index Fund, Variable Series ("Liberty S&P 500 Index")

  Newport Tiger Fund, Variable Series ("Newport Tiger")

  Rydex Financial Services Fund, Variable Series ("Rydex Financial

     Services")

  Rydex Health Care Fund, Variable Series ("Rydex Health Care")

MFS Variable Insurance Trust ("MFS Trust")

  Emerging Growth Series ("MFS Emerging Growth")

  Investors Growth Stock Series ("MFS Investors Growth Stock")

  Investors Trust Series ("MFS Investors Trust")

  New Discovery Series ("MFS New Discovery")

Rydex Variable Trust ("Rydex Trust")

  OTC Fund ("Rydex OTC")

SteinRoe Variable Investment Trust ("SteinRoe Trust")

  Liberty Federal Securities Fund, Variable Series ("Liberty Federal

  Securities")

  Stein Roe Balanced Fund, Variable Series ("Stein Roe Balanced")

  Stein Roe Growth Stock Fund, Variable Series ("Stein Roe Growth Stock")

  Stein Roe Money market Fund, Variable Series ("Stein Roe Money market")

Variable Insurance Products Fund ("Fidelity Fund")

  Equity Income Portfolio ("Fidelity Equity Income")

Variable Insurance Products Fund III ("Fidelity Fund III")

  Dynamic Capital Appreciation Portfolio ("Fidelity Dynamic Capital      Appreciation")

  Growth Opportunities Portfolio ("Fidelity Growth Opportunities")

Wanger Advisors Trust ("Wanger Trust")

  Wanger Foreign Forty fund ("Wanger Foreign Forty")

  Wanger International Small Cap fund ("Wanger International Small Cap")

  Wanger Twenty fund ("Wanger Twenty")

  Wanger U.S. Small Cap fund ("Wanger U.S. Small Cap")

Fees and Charges

Please see "Fee Table," "Explanation of Fee Table and Examples" and "Deductions."

Right to Cancel

You may cancel the Certificate at any time before the Income Date (or until the expiration of the time period required by law, if after the Income Date) after you receive it by delivering or mailing it to us. For most states, we will refund your Certificate Value as of the date we receive the returned Certificate. In other states, we will return the Purchase Payment. See "Right to Examine."

FEE TABLE

Certificate Owner Transaction Expenses
Sales Load Imposed on Purchase Payment:	0%
Maximum Surrender Charge
(as a percentage of the amount withdrawn):
Certificate Years since issuance of Certificate	Maximum Surrender Charge

Up to 1	9%
2	9%
3	8%
4	7%
5	6%
6	5%
7	4%
8	3%
9	2%
10	1%
11 or more	0%
Maximum Total Certificate Owner Transaction Expenses
(as a percentage of the amount withdrawn):	89%

Annual Certificate Maintenance Charge:	$36*

Maximum Transfer Charge (Currently $0):	$25**

Variable Account Annual Expenses

(as a percentage of average net assets)
Mortality and Expense Risk Charge:	1.25%
Administrative Charge:	.15%

Total Variable Account Annual Expenses:	1.40%

* Certificate Maintenance Charge will be waived for an entire Income Year if the Certificate Value exceeds $50,000 on the Income Anniversary.

** Applicable to each transfer after the first twelve transfers in each Income Stream in each Income Year. We currently are waiving this fee. See "Deductions for Transfers of Variable Account Value."

AIM Insurance Funds, Alliance Series Fund, Fidelity Fund, Fidelity Fund III, Liberty Trust, MFS Trust, Rydex Trust, SteinRoe Trust and Wanger Trust1

(Numbers in Parentheses Represent Expenses After Any Fee Waivers and/or Expense Reimbursements)2

(as a percentage of average net assets)
				Total Fund
Management	Rule 12b-1		Other	Operating
Fund	Fees	Fees	Expenses	Expenses

AIM Capital Appreciation	.62%		.11%	.73%
AIM International Equity	.75%		.22%	.97%
AIM Value	.61%		.15%	.76%
Alliance Growth & Income[3]	.63%	.25%	.09%	.97%
Alliance Premier Growth[3]	1.00%	.25%	.04%	1.29%
Alliance Technology[3]	1.00%(.71%)	.25%	.27%(0.24%)	1.52%(1.20%)
Alliance Worldwide Privatization[3]	1.00%(.63%)	.25%	.46%(0.32%)	1.71%(1.20%)
Fidelity Dynamic Capital
Appreciation	.57%	.25%	.61%	1.43%
Fidelity Equity Income[3]	.48%	.25%	.10%	.83%
Fidelity Growth Opportunities[3]	.58%	.25%	.13%	.96%
Colonial High Yield Securities[3]	.60%	.25%(.00%)	.68%(0.35%)	1.53%(0.95%)
Colonial Strategic Income[3]	.65%	.25%	.10%	1.00%
Colonial U.S. Growth & Income[3]	.80%	.25%(.12%)	.08%	1.13%(1.00%)
Liberty S&P 500 Index[3]	.40%	.25%(.20%)	.15%	.80%(0.75%)
Liberty Select Value[3]	.70%	.25%(.12%)	.28%	1.23%(1.10%)
Newport Tiger[3]	.90%	.25%	.31%	1.46%
Rydex Financial Services[3]	.85%	.25%(.16%)	.44%	1.54%(1.45%)
Rydex Health Care[3]	1.00%	.25%(.16%)	.44%	1.69%(1.60%)
MFS Emerging Growth[3]	.75%	.20%	.09%	1.04%
MFS Investors Growth Stock[3]	.75%	.20%	.71%(0.16%)	1.66%(1.11%)
MFS Investors Trust[3]	.75%	.20%	.13%	1.08%
MFS New Discovery[3]	.90%	.20%	1.59%(0.17%)	2.69%(1.27%)
Rydex OTC	.75%		.80%	1.55%
Stein Roe Balanced[3]	.60%	.25%	.02%	.87%
Stein Roe Growth Stock[3]	.65%	.25%	.02%	.92%
Stein Roe Money market	.50%		.04%	.54%
Liberty Federal Securities[3]	.55%	.25%	.06%	.86%
Wanger Foreign Forty	1.00%		2.45%(0.45%)	3.45%(1.45%)
Wanger International Small Cap	1.25%		.24%	1.49%
Wanger Twenty	.95%		1.17%(0.40%)	2.12%(1.35%)
Wanger U.S. Small Cap	.95%		.07%	1.02%

The above expenses for the Eligible Funds were provided by the Funds. We have not independently verified the accuracy of the information.

1All Trust and Fund expenses are for 2000. The AIM Insurance Funds, Alliance Series Fund, Fidelity Fund, Fidelity Fund III, Liberty Trust, MFS Trust, Rydex Trust, SteinRoe Trust and Wanger Trust reflect the Fund's or Trust's manager's agreement to waive fees or reimburse expenses above certain limits (see footnote 2).

2The manager of AIM Insurance Funds may from time to time waive all or a portion of its advisory fees and/or assume certain expenses of the Eligible Funds. Fee waivers or reductions, other than those contained in the AIM Insurance Funds' advisory agreement, may be modified or terminated at any time. The AIM Insurance Funds' manager has not waived advisory fees or assumed expenses as of the date of the fund prospectus.

The manager of Alliance Series Fund has agreed to continue voluntary expense reimbursements for Alliance Technology and Alliance Worldwide Privatization for the foreseeable future. Each percentage shown in the parentheses is what the expenses were with expense reimbursement: for Alliance Technology--.71% for management fees, .24% for other expenses and 1.20% for total expenses; and for Alliance Worldwide Privatization--.63% for management fees, .32% for other expenses and 1.20% for total expenses.

The manager of Fidelity Fund and Fidelity Fund III has agreed to reimburse total operating expenses, excluding interest, taxes, brokerage and extraordinary expenses, in excess of the following percentage of average net assets of each Eligible Fund: 1.75% for Fidelity Dynamic Capital Appreciation, Fidelity Equity Income and Fidelity Growth Opportunities. The Fidelity Fund and Fidelity Fund III manager has not reimbursed expenses as of the date of the fund prospectus.

The manager and distributor of Liberty Trust have contractually agreed to reimburse all incurred Fund expenses, including management fees, but excluding interest, taxes, brokerage, and extraordinary expenses, in excess of the following percentage of average net assets of each Eligible Fund: 1.00% for Colonial Strategic Income and Colonial U.S. Growth & Income; 1.10% for Liberty Select Value; 1.45% for Rydex Financial Services; 1.75% for Newport Tiger; .95% for Colonial High Yield Securities; .75% for Liberty S&P 500 Index; and 1.60% for Rydex Health Care. To the extent a Fund's expenses exceed the applicable limitation, the distributor will reimburse the Fund up to .25% by waiving its 12b-1 fees. To the extent a Fund's expenses exceed the applicable limitation by more than .25%, the manager will reimburse the Fund for the excess portion by reimbursing Other Expenses first and then, to the extent necessary, by waiving Management Fees. The following percentages are what the expenses were with expense reimbursement: for Colonial High Yield Securities--.25% for Rule 12-b1 fees, .35% for other expenses and .95% for total expenses; for Colonial U.S. Growth & Income--.12% for Rule 12b-1 fees, .08% for other expenses and 1.00% for total expenses; for Liberty S&P 500 Index--.20% for Rule 12b-1 fees, .75% for total expenses; for Liberty Select Value--.12% for Rule 12b-1 fees and 1.10% for total expenses; for Rydex Financial Services--.16% for Rule 12b-1 fees amd 1.45% for total expenses; and for Rydex Health Care--.16% for Rule 12b-1 fees and 1.60% for total expenses. The Liberty Trust's manager and distributor was not required to reimburse expenses as of the date of this prospectus for Colonial Strategic Income and Newport Tiger.

The manager of MFS Trust has contractually agreed, subject to reimbursement, to bear the series' expenses such that "Other Expenses" do not exceed 0.15% annually after taking into account the expense offset arrangement with the series' custodian described below. These contractual fee arrangements will continue until at least May 1, 2002, unless changed with the consent of the board of trustees that oversees the series. The following percentages are estimates of what the expenses would be with reimbursement by the manager of MFS Trust, but without the expense offset provided by the custodian: for MFS Growth--.16% for other expenses and 1.11% for total expenses; for MFS New Discovery--.17% for other expenses and 1.27% for total expenses. Each series of MFS Trust has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. The series may enter into other similar arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Other Expenses" would be lower, and total expenses for service class shares would be estimated to be: 1.03% for Emerging Growth Series; 1.25% for New Discovery Series; 1.07% for Growth with Income Series; and 1.10% for Growth Series. The total expenses for the New Discovery Series and the Growth Series shown in the previous sentence reflect both the expense offset arrangement with the custodian and reimbursement by the manager.

The investment adviser and servicer to the Rydex Variable Trust may from time to time volunteer to waive fees and/or reimburse expenses. The investment adviser and servicer have not reimbursed expenses as of the date of the fund prospectus.

The manager and distributor of SteinRoe Trust have contractually agreed to reimburse all expenses, including management fees, in excess of the following percentage of the average net assets of the following Eligible Funds: for Stein Roe Balanced--.90%; for Stein Roe Growth Stock--.95%; for Stein Roe Mortgage Securities--.90%; and for Stein Roe Money market--.65%. To the extent a Fund's expenses are in excess of the applicable limitation up to .25%, the distributor will reimburse the Fund out of its 12b-1 fees. To the extent such expenses exceed the applicable limitation by more than .25%, the manager will reimburse the Fund for the portion over .25% from Other Expenses first and then, to the extent necessary, from Management Fees. The SteinRoe Trust's manager and distributor have not been required to reimburse expenses as of the date of the fund prospectus.

The manager of Wanger Trust has agreed to reimburse total operating expenses in excess of the following percentage of average net assets of the following Eligible Funds: 1.35% for Wanger Twenty; 1.45% for Wanger Foreign Forty; 2.00% for Wanger International Small Cap and Wanger U.S. Small Cap. Each percentage shown in the parentheses is what the expenses were with expense reimbursement: for Wanger Twenty - .40% for Other Expenses and 1.35% for Total Expenses; for Wanger Foreign Forty - .45% for Other Expenses and 2.45% for Total Expenses. The manager was not required to reimburse expenses for Wanger International Small Cap and Wanger U.S. Small Cap as of the date of the fund prospectus.

3The Eligible Fund has a distribution plan or "Rule 12b-1 Plan" which is described in the Fund's prospectus.

EXAMPLES

Example #1. If you do not surrender your Certificate, at the end of the periods shown you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets. The example assumes that you have elected a Period Certain Annuity Payment Option, a Benchmark Investment Rate of 3% and that the fee waivers and expense reimbursements described above continue throughout the period shown. The example displays the expenses that would be applied to the $1,000 investment throughout the entire period shown assuming the $1,000 investment is not reduced by Annuity Payments.
Sub-account	1 year	3 years	5 years	10 years
AIM Capital Appreciation	22	71	129	312
AIM International Equity	24	79	142	342
AIM Value	22	72	130	315
Alliance Growth & Income	24	79	142	342
Alliance Premier Growth	28	89	159	382
Alliance Technology	27	86	155	371
Alliance Worldwide Privatization	27	86	155	371
Fidelity Dynamic Capital Appreciation	29	93	167	399
Fidelity Equity Income	23	75	134	324
Fidelity Growth Opportunities	24	79	141	341
Colonial High Yield Securities	24	78	141	340
Colonial Strategic Income	25	80	144	346
Colonial U.S. Growth & Income	25	80	144	346
Liberty S&P 500 Index	22	72	130	314
Liberty Select Value	26	83	149	358
Newport Tiger	29	94	169	402
Rydex Financial Services	29	94	168	401
Rydex Health Care	31	99	176	419
MFS Emerging Growth	25	81	146	351
MFS Investors Growth Stock	26	83	150	360
MFS Investors Trust	26	83	148	356
MFS New Discovery	27	88	158	379
Rydex OTC	30	97	174	413
Liberty Federal Securities	23	76	136	328
Stein Roe Balanced	23	76	136	329
Stein Roe Growth Stock	24	77	139	336
Stein Roe Money market	20	65	118	287
Wanger Foreign Forty	29	94	168	401
Wanger International Small Cap	30	95	170	406
Wanger Twenty	28	91	163	389
Wanger U.S. Small Cap	25	81	145	348

Example #2. If you surrender your Certificate, at the end of the periods shown, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets. The example assumes that you have elected a Period Certain Annuity Payment Option, a Benchmark Investment Rate of 3% and that the fee waivers and expense reimbursements described above continue throughout the period shown. The example displays the expenses that would be applied to the $1,000 investment throughout the entire period shown assuming the $1,000 investment is not reduced by Annuity Payments.
Sub-account	1 Year	3 Years	5 Years	10 Years
AIM Capital Appreciation	115	158	197	325
AIM International Equity	117	165	210	355
AIM Value	115	159	199	329
Alliance Growth & Income	117	165	210	355
Alliance Premier Growth	120	175	227	394
Alliance Technology	119	172	222	383
Alliance Worldwide Privatization	119	172	222	383
Fidelity Dynamic Capital Appreciation	121	179	234	411
Fidelity Equity Income	115	161	203	337
Fidelity Growth Opportunities	117	165	209	354
Colonial High Yield Securities	117	165	209	352
Colonial Strategic Income	117	166	212	359
Colonial U.S. Growth & Income	117	166	212	359
Liberty S&P 500 Index	115	159	198	327
Liberty Select Value	118	169	217	371
Newport Tiger	121	179	235	415
Rydex Financial Services	121	179	235	413
Rydex Health Care	122	184	242	431
MFS Emerging Growth	117	167	214	364
MFS Investors Growth Stock	118	169	217	372
MFS Investors Trust	118	169	216	369
MFS New Discovery	119	174	225	392
Rydex OTC	122	182	240	425
Liberty Federal Securities	116	162	204	341
Stein Roe Balanced	116	162	205	342
Stein Roe Growth Stock	116	164	207	349
Stein Roe Money market	113	153	187	301
Wanger Foreign Forty	121	179	235	413
Wanger International Small Cap	121	180	237	418
Wanger Twenty	120	176	230	401
Wanger U.S. Small Cap	117	167	213	361

EXPLANATION OF FEE TABLE AND EXAMPLES

The purpose of the fee table is to illustrate the expenses you may directly or indirectly bear under a Certificate. The table reflects expenses of the Variable Account as well as the Eligible Funds. You should read "Deductions" in this prospectus and the sections relating to expenses of the Eligible Funds in their prospectuses. The fee table and examples do not include any taxes or tax penalties you may be required to pay if you surrender your Certificate.

We deduct surrender charges if you totally surrender or make partial withdrawals from the Certificate. Full surrenders and partial withdrawals are only available from Period Certain Income Streams. Life Contingent Income Streams and Life Contingent Annuity Payment Options are not eligible for subject to surrenders or partial withdrawals.

The examples assume you did not make any transfers. We reserve the right to impose a transfer fee after we notify you. Currently, we do not impose any transfer fee. Premium taxes are not shown. We deduct the amount of any premium taxes (which range from 0% to 3.5%) from Certificate Value on the Income Date.

We will waive the certificate maintenance charge for an entire Income Year if the Certificate Value exceeds $50,000 on the Income Anniversary.

The fee table and examples should not be considered a representation of past or future expenses and charges of the Sub-accounts. Your actual expenses may be greater or less than those shown. Different Annuity Payment Options will result in different expenses and charges. Similarly, the 5% annual rate of return assumed in the example is not an estimate or a guarantee of future investment performance. See "Deductions" in this prospectus, "Management" in the prospectus for AIM Insurance Funds, "Management of the Fund" in the prospectus the Alliance Series Fund, "Operating Expenses" in the prospectus for Fidelity Fund and Fidelity Fund III, "Trust Management Organizations" and "Expenses of the Funds" in the prospectus for Liberty Trust, "Management of the Series" and "Expenses" for MFS Trust, "Management of the Fund" in the prospectus for Rydex Trust, "How the Funds are Managed" in the prospectus for SteinRoe Trust and "Management Fees" in the prospectus for Wanger Trust.

The Certificates described in this prospectus have not previously been made available for sale, and may include fees and charges that are different from our other variable annuity contracts. These differences may produce differing Annuity Unit values. Therefore, no condensed financial information is included in this prospectus. Keyport's financial statements and those for the Variable Account are in the Statement of Additional Information.

KEYPORT AND THE VARIABLE ACCOUNT

Keyport was incorporated in Rhode Island in 1957 as a stock life insurance company. Our executive and administrative offices are at 125 High Street, Boston, Massachusetts 02110. Our home office is at 695 George Washington Highway, Lincoln, Rhode Island 02865.

We write individual life insurance and individual and group annuity contracts that are "non-participating." That is, we do not pay dividends or benefits based on our financial performance. We are licensed to do business in all states except New York and are also licensed in the District of Columbia and the Virgin Islands. We are rated A (Excellent) for financial strength by A.M. Best and Company, independent analysts of the insurance industry. Standard & Poor's ("S&P") rates us AA- for very strong financial security, Moody's rates us A2 for good financial strength and Duff & Phelps rates us AA- for very high claims paying ability. The Best's A rating is in the second highest rating category, which also includes a lower rating of A-. S&P and Duff & Phelps have one rating category above AA and Moody's has two rating categories above A. The Moody's "2" modifier means that we are in the middle of the A category. The S&P and Duff & Phelps "-" modifier signifies that we are at the lower end of the AA category. These ratings reflect the opinion of the rating company as to our relative financial strength and ability to meet contractual obligations to our policyholders. Even though we hold the assets in the Variable Account separately from our other assets, our ratings may still be relevant to you since not all of our contractual obligations relate to payments based on those segregated assets.

We are a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may use the IMSA logo and membership in IMSA in advertisements. Being a member means that we have chosen to participate in IMSA's Life Insurance Ethical Market Conduct Program.

We are indirectly owned by Liberty Financial Companies, Inc. and are ultimately controlled by Liberty Mutual Insurance Company of Boston, Massachusetts, a multi-line insurance and financial services institution.

We established the Variable Account pursuant to the provisions of Rhode Island law on January 30, 1996. The Variable Account meets the definition of "separate account" under the federal securities laws. The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Such registration does not mean the Securities and Exchange Commission supervises us or the management of the Variable Account.

Obligations under the Certificates are our obligations. Although the assets of the Variable Account are our property, these assets are held separately from our other assets and are not chargeable with liabilities arising out of any other business we may conduct. Income, capital gains and/or capital losses, whether or not realized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to the income, capital gains, and/or capital losses arising out of any other business we may conduct.

PURCHASE PAYMENT AND APPLICATION

The Purchase Payment is due on the Certificate Date. The minimum Purchase Payment for both Qualified and Non-Qualified Certificates is $25,000. We may reject a Purchase Payment and Application in our sole discretion.

If your Application for a Certificate is complete we will apply your Purchase Payment to the Fixed Account and it will be credited with interest at an annual rate of 3%. If your Application is incomplete, we will notify you and try to complete it within five business days. At the end of this period, if your Application is not complete, we will inform you of the reason for the delay. We will immediately return your Purchase Payment at that time unless you specifically consent to our keeping the Purchase Payment until the Application is complete. Once the Application is complete, we will apply the Purchase Payment to the Fixed Account within two business days of its completion.

On or before the Income Date, we will send you an Annuitization Confirmation Statement that will provide written confirmation of your selections of Annuity Payment Options, Income Streams, Sub-account allocations, Annuity Payment frequency and the Liquidity Adjustment Factor. After the Income date, we will send you a written notification showing the allocation of your Certificate Value among the Sub-accounts, if Variable Payments have been selected, and the re-allocation of Certificate Value after any transfer you have requested. You must notify us immediately of any error.

We will permit others to act on your behalf in certain instances, including:
o	we will accept an Application for a Certificate signed by an attorney-in-fact if we receive a copy of the power of attorney with the Application.

o

we will issue a Certificate to replace an existing life insurance or annuity policy that we or an affiliated company issued even though we did not previously receive a signed Application from you for that Certificate.

Certain dealers or other authorized persons such as employers and Qualified Plan fiduciaries may inform us of your responses to Application questions by telephone or by order ticket and cause the Purchase Payment to be paid to us. If the information is complete, we will issue the Certificate. We will send you the Certificate and a letter so you may review the information and notify us of any errors. We may request you to confirm that the information is correct by signing a copy of the letter or a Certificate delivery receipt. We will send you a written notice confirming receipt of your Purchase Payment. Our liability under any Certificate relates only to amounts so confirmed.

INVESTMENTS OF THE VARIABLE ACCOUNT

Allocations of Purchase Payment

Prior to the Income Date, we will allocate your Purchase Payment to the Fixed Account and it will be credited with interest at an annual rate of 3% from the Certificate Date. On the Income Date, we will deduct premium taxes, if any., and We willinclude interest then we will allocate the isremaining amount ("Certificate Value"), to the Annuity Payment Options you select in your Application for the Certificate. Within each Annuity Payment Option, we will allocate the Certificate Value to the Income Streams you select. Within each Income Stream, if you choose to receive Variable Payments, we will further allocate Certificate Value to the Sub-accounts of the Variable Account you have selected. If you choose to receive Fixed Payments, we will allocate Certificate Value to the Fixed Account. If you choose to receive a combination of Variable Payments and Fixed Payments, we will allocate the Certificate Value accordingly.

Beginning on page 64 of this prospectus, you will find diagram charts that demonstrate four examples of how Certificate Value is allocated to different Annuity Payment Options and to different Income Streams within Annuity Payment Options.

If you have selected Variable Payments, we will invest some or all of your Certificate Value in the Sub-accounts you have selected. Your selection must specify a percentage of the Variable Payment amount that will be based on the investment performance of each Sub-account selected or must specify the asset allocation model you select. See "Optional InvestmentThe Related Programs." The percentage for each Sub-account, if not zero, must be at least 10% of the Variable Payment amount and a whole number. The Variable Account is divided into Sub-accounts. Each Sub-account holds shares of one of the Eligible Funds. The shares are purchased at net asset value. We may add or withdraw Eligible Funds and Sub-accounts as permitted by applicable law.

Eligible Funds

The current Eligible Funds are the separate fund Portfolios listed within the AIM Insurance Funds, Alliance Series Fund, Fidelity Fund, Fidelity Fund III, Liberty Trust, MFS Trust, Rydex Trust, SteinRoe Trust and Wanger Trust. Keyport and the Variable Account may enter into agreements with other mutual funds to make them available as Eligible Funds under certain Certificates.

We do not promise that the Eligible Funds will meet their investment objectives. Amounts you have allocated to Sub-accounts may cause Annuity Payments to grow, decline, or grow less in value than you expect, depending on the investment performance of the Eligible Funds in which the Sub-accounts invest. You bear the investment risk that those Eligible Funds possibly will not meet their investment objectives. You should carefully review their prospectuses before allocating amounts to the Sub-accounts.

Some of the Eligible Funds are funding vehicles for other variable annuity contracts and variable life insurance policies offered by our separate accounts. The Eligible Funds are also available for the separate accounts of insurance companies affiliated and unaffiliated with us. The risks involved in this "mixed and shared funding" are disclosed in the Eligible Funds' prospectuses under the following captions: AIM Insurance Funds--"Purchase and Redemption of Shares"; Alliance Series Fund--"Introduction to the Fund"; Fidelity Fund and Fidelity Fund III--"Buying and Selling Shares"; Liberty Trust--"The Trust"; MFS Trust--"Investment Concept of the Trust"; Rydex Trust--"Purchasing and Redeeming Shares"; SteinRoe Trust--"The Trust"; and Wanger Trust--"Mixed and Shared Funding."

AIM Advisors Inc. ("AIM") serves as the investment adviser to each of the Eligible Funds of AIM Insurance Funds.

Alliance Capital Management L.P. is the investment adviser for the Eligible Funds of Alliance Series Fund.

Fidelity Management & Research Company ("FMR") is the manager of the Eligible Funds of Fidelity Fund and Fidelity Fund III. Fidelity Management & Research (U.K.) Inc., Fidelity Management & Research (Far East) Inc., and Fidelity Investments Japan Limited are sub-advisers for Fidelity Dynamic Capital Appreciation and Fidelity Growth Opportunities.

Liberty Advisory Services Corp. ("LASC"), our subsidiary, is the manager for Liberty Trust and its Eligible Funds. Colonial Management Associates, Inc. ("Colonial"), an affiliate, is the sub-adviser for the Eligible Funds except for Rydex Financial Services, Rydex Health Care, Liberty S&P 500 Index and Newport Tiger. Newport Fund Management, Inc., an affiliate, is sub-adviser for Newport Tiger. State Street Global Advisers is the sub-adviser for Liberty S&P 500 Index.

Massachusetts Financial Services Company ("MFS") is the investment adviser for the Eligible Funds of MFS Trust.

Rydex Global Advisors is the investment adviser for Rydex OTC and is the sub-adviser for Rydex Financial Services and Rydex Health Care.

Stein Roe & Farnham Incorporated ("Stein Roe"), an affiliate, is the investment adviser for each Eligible Fund of SteinRoe Trust.

Liberty Wanger Asset Management, L.P. ("LWAM"), an affiliate, is the investment adviser for each Eligible Fund of Wanger Trust.

You should read the current prospectuses for the Eligible Funds for more details and complete information. The prospectuses are available, at no charge, from an agent or by writing to us or by calling (800) 437-4466.

We have briefly described the Eligible Funds and the objectives they seek to achieve below.
Eligible Funds of AIM Insurance
Funds and Variable Account
Sub-accounts	Investment Objective

AIM Capital Appreciation (AIM	Capital appreciation through
Capital Appreciation	investments in common stocks,
Sub-account)	with emphasis on medium-sized
and smaller emerging growth
companies.

AIM International Equity (AIM	Long-term growth of capital by
International Equity Sub-account)	investing in international equity
securities, the issuers of which
are considered by AIM to have
strong earnings momentum.

AIM Value (AIM Value Sub-account)	Long-term growth of capital by
investing primarily in equity
securities judged by AIM to be
undervalued relative to the
current or projected earnings of
the companies issuing the
securities, or relative current
market value of assets owned by the
companies issuing the securities
or relative to the equity markets
in general. Income is a secondary
objective.

Eligible Funds of Alliance Series
Fund and Variable Account
Sub-accounts	Investment Objective

Alliance Growth and Income (Alliance	Balance the objectives of current
Growth and Income Sub-account)	income and opportunities for
appreciation through investments
primarily in dividend-paying common
stocks of good quality.

Alliance Premier Growth	Growth of capital rather than
(Alliance Premier Growth	current income.
Sub-account)

Alliance Technology (Alliance	Growth of capital through
Technology Sub-account)	investment in companies expected
to benefit from advances in
technology.

Alliance Worldwide Privatization	Long-term capital appreciation.
(Alliance Worldwide Privatization
Sub-account)

Eligible Portfolios of Fidelity
Variable Insurance Products Fund
and Fidelity Variable Insurance
Products Fund III and Variable
Account Sub-accounts	Investment Objective

Fidelity Dynamic Capital Appreciation	Seeks capital appreciation.
(Fidelity Dynamic Capital
Appreciation Sub-account)

Fidelity Equity Income	Seeks reasonable income. The fund
(Fidelity Equity Income Sub-account)	will also consider the potential
for capital appreciation. The
fund's goal is to achieve a yield
that exceeds the composite yield on
the securities comprising the S&P
500.

Fidelity Growth Opportunities	Seeks to provide capital growth.
(Fidelity Growth
Opportunities Sub-account)

Eligible Funds of Liberty Trust
and Variable Account
Sub-accounts	Investment Objective

Colonial High Yield Securities	High current income and total
(Colonial High Yield Securities	return by investing primarily
Sub-account)	in lower rated corporate debt
securities.

Colonial Strategic Income	A high level of current income, as
(Colonial Strategic Income	is consistent with prudent risk and
Sub-account)	maximizing total return, by
diversifying investments primarily
in U.S. and foreign government and
high yield, high risk corporate
debt securities.

Colonial U.S. Growth & Income	Long-term growth and income
(Colonial U.S. Growth & Income	by investing primarily in large
Sub-account)	capitalization equity securities.

Liberty S&P 500 Index	Seeks capital appreciation by
(Liberty S&P 500 Index Sub-account)	matching the performance of a
benchmark index that measures the
returns of stocks of large U.S.
companies.

Liberty Select Value	Long-term growth.
(Liberty Select Value Sub-account)

Newport Tiger	Long-term capital growth by
(Newport Tiger Sub-account)	investing primarily in equity
securities of companies located in
the nine Tigers of Asia (Hong Kong,
Singapore, South Korea, Taiwan,
Malaysia, Thailand, Indonesia,
China and the Philippines).

Rydex Financial Services	Seeks capital appreciation.
(Rydex Financial Services Sub-
account)

Rydex Health Care	Seeks capital appreciation.
(Rydex Health Care Sub-account)

Eligible Funds of the MFS Trust
and Variable Account Sub-accounts	Investment Objective

MFS Emerging Growth	Long-term growth of capital.
(MFS Emerging Growth Sub-account)

MFS Investors Growth Stock	Long-term growth of capital and
(MFS Investors Growth Stock Sub-	future income rather than current
account)	income.

MFS Investors Trust	Long-term growth of capital with
(MFS Investors Trust Sub-account)	secondary objective to seek
reasonable current income.

MFS New Discovery	Capital appreciation.
(MFS New Discovery Sub-account)

Eligible Portfolios of the Rydex
Trust and Variable Account
Sub-accounts	Investment Objective

Rydex OTC	Investment results that correspond
(Rydex OTC Sub-account)	to a benchmark for over-the-counter
securities. The Fund's current
benchmark is the NASDAQ 100 Index.

Eligible Funds of SteinRoe Trust
and Variable Account
Sub-accounts	Investment Objective

Stein Roe Balanced	High total investment return
(Stein Roe Balanced	through investment in a changing
Sub-account)	mix of securities.

Stein Roe Growth Stock	Long-term growth of capital through
(Stein Roe Growth Stock	investment primarily in common
Sub-account)	stocks.

Stein Roe Money market	High current income from short-term
(Stein Roe Money market	money market instruments while
Sub-account)	emphasizing preservation of capital
and maintaining excellent
liquidity.

Liberty Federal Securities	Highest possible level of current
(Liberty Federal Securities	income consistent with safety of
Sub-account)	principal and maintenance of
liquidity through investment
primarily in mortgage-backed
securities.

Eligible Funds of Wanger Trust
and Variable Account Sub-accounts	Investment Objective

Wanger Foreign Forty (Wanger Foreign	Long-term growth of capital.
Forty Sub-account)

Wanger International Small Cap	Long-term growth of capital.
(Wanger International Small Cap Sub-
account)

Wanger Twenty (Wanger Twenty Sub-	Long-term growth of capital.
account)

Wanger U.S. Small Cap (Wanger U.S.	Long-term growth of capital.
Small Cap Sub-account)

Transfer of Income Stream Value

After the Income Date, you may transfer the portion of any Income Stream Value allocated to the Variable Account from one Sub-account to another Sub-account within a single Income Stream that provides for Variable Payments. You may make such transfers within an active or inactive Income Stream. You may not make transfers of Certificate Value from one Income Stream to another, or from the Variable Account to the Fixed Account.

Limits on Transfers

Currently, we do not charge a transfer fee. We reserve the right to charge a fee if you make more than 12 transfers in any one Income Stream in any Income Year. We will notify you prior to charging any transfer fee or a change in the limitation on the number of transfers. The fee will not exceed $25 per transfer.

We may charge a transfer fee and limit the number of transfers that you can make in a time period. Transfer limitations may prevent you from making a transfer on the date you select. This may result in your Certificate Value being lower than it would have been if you had been able to make the transfer.

Currently, we do not limit the number or frequency of transfers except as follows:
o

we impose a transfer limit of one transfer every 30 days, or such other period as we may permit, for transfers on behalf of multiple Certificates by a common attorney-in-fact, or transfers that are, in our determination, based on the recommendation of a common investment adviser or broker/dealer, and

o

we limit each transfer to a maximum of $500,000, or such greater amount as we may permit. We treat all transfer requests for a Certificate made on the same day as a single transfer. We may treat as a single transfer all transfers you request on the same day for every Certificate you own. The total combined transfer amount is subject to the $500,000 limitation. If the total amount of the requested transfers exceeds $500,000, we will not execute any of the transfers, and

o

we treat as a single transfer all transfers made on the same day on behalf of multiple Certificates by a common attorney-in-fact, or transfers that are, in our determination, based on the recommendation of a common investment adviser or broker/dealer. The $500,000 limitation applies to such transfers. If the total amount of the requested transfers exceeds $500,000, we will not execute any of the transfers.

If we have executed a transfer with respect to your Certificate as part of a multiple transfer request, we will not execute another transfer request for your Certificate for 30 days.

By applying these limitations we intend to protect the interests of individuals who do and those who do not engage in significant transfer activity among Sub-accounts. We have determined that the actions of individuals engaging in significant transfer activity may adversely affect the performance of the Eligible Fund for the Sub-account involved. The movement of values from one Sub-account to another may prevent the appropriate Eligible Fund from taking advantage of investment opportunities because the Eligible Fund must maintain a liquid position in order to handle redemptions. Such movement may also cause a substantial increase in fund transaction costs, which all Certificate Owners must indirectly bear.

You must notify us in writing of your transfer requests unless you have given us written authorization to accept telephone transfer requests from you or your attorney-in-fact. By authorizing us to accept telephone transfer instructions, you agree to accept our current conditions and procedures. The current conditions and procedures are in Appendix B. You will be given prior notification of any changes. A person acting on your behalf as an attorney-in-fact may make written transfer requests.

If we receive your transfer requests before 4:00 P.M. Eastern Time, we will initiate them at the close of business that day. We will initiate any requests received after that time at the close of the next business day. We will execute your request to transfer value by both redeeming and acquiring Annuity Units on the day we initiate the transfer.

Substitution of Eligible Funds and Other Variable Account Changes

If shares of any of the Eligible Funds are no longer available for investment by the Variable Account, or if we regard further investment in the shares of an Eligible Fund as no longer appropriate under the Certificate, we may add or substitute shares of another Eligible Fund or of another mutual fund for Eligible Fund shares already purchased or to be purchased in the future. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940.

We also reserve the right to make the following changes in relation to the Variable Account and Eligible Funds:
o	to operate the Variable Account in any form permitted by law;

o	to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable law;

o	to transfer any assets in any Sub-account to another or to one or more separate investment accounts, or to our General Account;

o	to add, combine or remove Sub-accounts in the Variable Account; and

o	to change how we assess charges, so long as we do not increase them above the total amount permitted to be charged to the Variable Account and the Eligible Funds in connection with your Certificate.

DEDUCTIONS

Deductions for Certificate Maintenance Charge

We charge an annual certificate maintenance charge of $36 per Income Year. The charge is incurred on the Income Date and each Income Anniversary thereafter, and is deducted in equal parts from each Annuity Payment. For example, if Annuity Payments are monthly, then we will deduct one-twelfth of the annual charge from each Annuity pPayment. This charge reimburses us for a portion of our expenses incurred in maintaining your Certificate. We will not raise the certificate maintenance charge. We will waive the certificate maintenance charge for an entire Income Year if the Certificate Value exceeds $50,000 on the Income Anniversary.

Deductions for Mortality and Expense Risk Charge

Variable Payments fluctuate depending on the investment performance of the Sub-accounts. Variable Payments will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. We also assume an expense risk since the certificate maintenance charge and administrative charge may be insufficient to cover our anticipated administrative expenses.

We deduct a mortality and expense risk charge from each Sub-account as part of the calculation of Annuity Unit Values for each Valuation Period. The mortality and expense risk charge is equal, on an annual basis, to 1.25% of the average daily net asset value of each Sub-account. We deduct the charge after the Income Date. The mortality and expense risk charge is deducted during a Period Certain Annuity Payment Option period if Variable Payments have been selected, although we have no mortality risk during this period.

Deductions for Administrative Charge

We deduct a daily administrative charge from each Sub-account as part of the calculation of Annuity Unit Values for each Valuation Period. This charge is equal, on an annual basis, to 0.15% of the average daily net asset value of each Sub-account. This charge compensates us for a portion of our administrative expenses. We deduct this charge after the Income Date. The administrative functions and expense assumed by us include, but are not limited to, clerical, accounting, actuarial and legal services, rent, postage, telephone, office equipment and supplies, expenses of preparing and printing registration statements, expense of preparing and typesetting prospectuses and the cost of printing prospectuses not allocable to sales expense, filing and other fees.

Deductions for Surrender Charge

We do not deduct a sales charge from the Certificate when you purchase it. We may deduct such a charge if you make a partial withdrawal from a Period Certain Income Stream, surrender an entire Period Certain Annuity Payment Option or completely surrender your Certificate.

After the Income Date, you may make partial withdrawals or surrenders as described herein. We will collect the applicable surrender charge shown below as a percentage of the amount withdrawn, except that in no event shall the aggregate amount of the surrender charge(s) exceed 9% of the Purchase Payment.

The amount of the surrender charge will depend on the number of years that have elapsed from the Certificate Date to the date of withdrawal or surrender. The applicable percentages for each year in which you may incur a surrender charge are as follows:
Certificate Years since issuance of Certificate	Maximum Surrender Charge

Up to 1	89%
2	89%
3	8%
4	7%
5	6%
6	5%
7	4%
8	3%
9	2%
10	1%
11 or more	0%

We will deduct the surrender charges from the Sub-accounts and the Fixed Account in the same manner as we deduct the amount you withdraw. See "Partial Withdrawals" and "Surrenders."

The surrender charge is used to cover the expenses of selling the Certificate, including the cost of sales literature and compensation paid to selling dealers. Selling dealers may receive up to 9.0% of the Purchase Payment. See "Sales of the Certificates." We pay any expenses not covered by the surrender charge from our General Account, which may include monies deducted from the Variable Account for the mortality and expense risk charge and the administrative charge.

We may reduce or waive any surrender charge percentage under a Certificate issued in an internal exchange or transfer of an annuity contract issued by us.

Deductions for Transfers of Variable Account Value

Currently, we do not charge a transfer fee. However, the Certificate allows us to charge up to $25 for each transfer in excess of 12 per Income Stream per Income Year that occurs outside of the optional investment related programs. We will notify you prior to the imposition of any fee.

Deductions for Premium Taxes

We deduct the amount of any premium taxes required by any state or governmental entity. Currently, we deduct premium taxes from Certificate Value on the Income Date. The actual amount of any such premium taxes will depend, among other things, on the type of Certificate you purchase (Qualified or Non-Qualified), on your state of residence, the state of residence of the Annuitant, and the insurance tax laws of such states. Currently such premium taxes range from 0% to 3.5% of either the Purchase Payment amount or Certificate Value.

Deductions for Income Taxes

We will deduct income taxes from any amount payable under the Certificate that a governmental authority requires us to withhold. See "Income Tax Withholding" and "Tax-Sheltered Annuities."

Total Variable Account Expenses

Total Variable Account expenses you will incur will be the mortality and expense risk charge, the administrative charge, and, if applicable, a tax charge factor. See "Net Investment Factor."

The value of the assets in the Variable Account will reflect the net asset value of Eligible Fund shares reduced by the Variable Account expenses described above. The prospectus for the Eligible Fund describes the deductions and expenses that are applied in computing net asset value.

Certificate Value Deductions

The certificate maintenance charge, surrender charge, the transfer fee and premium taxes are each calculated independently of the other charges for purposes of determining the applicable charge amount and/or whether a charge waiver applies. Each charge amount is then deducted from the appropriate value under the Certificate.

OTHER OPTIONAL INVESTMENT RELATED PROGRAMS

The Programs. We offer the following optional investment related programs under any Income Stream after the Income Date:your Certificate:
o	Asset Allocation

o	Rebalancing

We reserve the right to terminate the asset allocation program or the rebalancing program and you may terminate your participation in these programs at any time.

Asset Allocation Program. Within each Income Stream, you may create your own asset allocation portfolio model using the Sub-accounts of the Variable Account. Your allocation percentages must total 100% and each allocation percentage, if not zero, must be at least 10% and a whole number.

Alternatively, you may choose one of the following five asset allocation model portfolios for an Income Streamthe Certificate that have been separately developed by Ibbotson Associates1:
o	Model A -- Capital Preservation,

o	Model B -- Income and Growth,

o	Model C -- Moderate Growth,

o	Model D -- Growth, and

o	Model E -- Aggressive Growth.

If you create your own model or choose one of the models A through E, we will allocate your Variable Payment amountsIncome Stream Value among the specific Sub-accounts used in the applicable model based on the model's Sub-account percentages.

Before requesting us to apply any model to your Certificate, you should review its Sub-account allocations to determine that they correspond to your risk tolerance and time horizons.

For any particular model A through E, the percentage allocations of its Sub-accounts and the type of broad asset class (e.g., stocks, bonds) of each Sub-account determines the model's percentage allocations among the broad asset classes. These percentage allocations among Sub-accounts and broad asset classes under your Certificate may differ from those used in the same five models A through E offered under another certificate of ours that are described in other prospectuses.

Periodically Ibbotson Associates will review models A through E and may determine that a reconfiguration of the Sub-accounts and percentage allocations among those Sub-accounts is appropriate. We will notify you prior to any reconfiguration.

The Fixed Account is not available in any asset allocation program. On the Application, however, you may choose to receive some or all of your Annuity Payments as Fixed Payments. and we will allocate a portion of your Certificate Value to the Fixed Account.

Rebalancing Program. A rebalancing program is also available after the Income Date.

Rebalancing allows you to maintain the percentage of your Variable Payment amount Income Stream Value allocated to each Sub-account at a pre-set level. Over time, the variations in each Sub-account's investment results will shift the balance of your Variable PaymentIncome Stream Value allocations. within the Variable Account. Under the rebalancing program, on the last day of each calendar quarter, if the allocations change from your desired percentages, we will automatically make transfers your Income Stream Value back to the percentages you specify. Rebalancing maintains your percentage allocations among Sub-accounts, although it is accomplished by reducing your Income Stream Value allocated to the better performing Sub-accounts. We will rebalance the number of Annuity Units applicable to the Variable Payments. Annuity Units are used to calculate the amount of each Variable Payment.

Under the rebalancing program, we will never charge for the transfers between and among Sub-accounts. Generally, you may change your allocation percentages, choice of Sub-accounts, subject to the limitations described in this prospectus, or terminate the program at any time by notifying us in writing. We must receive your changes 10 days before the end of the calendar quarter.

If you have submitted a telephone authorization form, you may make certain changes by telephone. For the rebalancing program, you may change instructions by telephone with regard to which Sub-account value may be transferred. We describe the current conditions and procedures in Appendix B.

We must receive your written or telephone instructions by 4:00 PM Eastern Time of the business day before the next scheduled transfer in order for the new instructions to be in effect for that transfer. The current conditions and procedures appear in Appendix B, and you will be notified prior to any changes.

Income Stream Value allocated to tThe Fixed Account is not included in the rebalancing program. The rebalancing program applies only to allocations of Variable Payment amounts.

of Income Stream Value to the Variable Account.

If your total Income Stream Value subject to rebalancing falls below any minimum value that we may establish, we may prohibit or limit your use of rebalancing. We may change, terminate, limit or suspend rebalancing at any time.

THE CERTIFICATES

Valuation Periods

We determine the value of the portion of the Certificate Value allocated to the Sub-accounts of the Variable Account each Valuation Period using the net asset value of the Eligible Fund shares. A Valuation Period is the period generally beginning at 4:00 P.M. (ET), or any other time for the close of trading on the New York Stock Exchange, and ending at the close of trading for the next business day. The New York Stock Exchange is currently closed on weekends, New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

Net Investment Factor

Your Certificate Value allocated to the Variable Account will fluctuate with the investment results of the underlying Eligible Funds you have selected. In order to determine how these fluctuations affect value, we use an Annuity Unit value. Each Sub-account has its own Annuity Units and value per unit. We determine the Annuity Unit value applicable during any Valuation Period at the end of that period.

When we first purchased Eligible Fund shares on behalf of a Sub-account, we valued each Annuity Unit at $10. The Annuity Unit value for each Sub-account in any Valuation Period thereafter is determined as follows:
(1)

the net investment factor calculated as set forth below for the current Valuation Period is multiplied by the value of the Annuity Unit for the Sub-account for the immediately preceding Valuation Period.

(2)	the result in (1) is then divided by the Valuation Period equivalent of the sum of 1.00 plus the applicable Benchmark Investment Rate.

We calculate a net investment factor for each Sub-account according to the following formula (a / b) - c, where:
(a)	is equal to:

	(i)	the net asset value per share of the Portfolio in which the Sub-account invests at the end of the Valuation Period; plus

	(ii)	the per share amount of any dividend or other distribution the Eligible Fund made if the record date of such distribution occurs during that same Valuation Period.

(b)	is the net asset value per share of the Portfolio at the end of the prior Valuation Period.

(c)	is equal to:

	(i)	the Valuation Period equivalent of the annual rate of the mortality and expense risk charge; plus

	(ii)	the Valuation Period equivalent of the annual rate of the administrative charge; plus

	(iii)	a charge factor established by us for any taxes resulting from the operations of that Sub-account (currently zero).

Modification of the Certificate

Only our President or Secretary may agree to alter the Certificate or waive any of its terms. A change may be made to the Certificate if there have been changes in applicable law or interpretation of law. Any changes will be made in writing and with your consent, except as may be required by applicable law.

Right to Examine the Certificate

You may cancel this Certificate after you receive it by mailing it to Keyport Life Insurance Company, 125 High Street, Boston, MA 02110 or to the agent through whom you purchased the Certificate at any time during the Right to Examine Certificate Period. If so returned and canceled, we will treat the Certificate as though it was never issued. Upon receipt of the Certificate, we will promptly refund your Purchase Payment, including interest from the Fixed Account, or investment results from the Variable Account, if any, as of the date the returned Certificate is received by us plus any charges we may have previously deducted, less any Annuity Payments we have already made. The Right to Examine Certificate Period shall begin when you receive the Certificate and shall continue for at least 10 days (or longer if required by state law) or until Annuity Payments begin on the Income Date, whichever is later. During the Right to Examine Certificate Period before Annuity Payments begin, your Purchase Payment will be allocated to the Fixed Account and will earn interest at an annual rate of 3% from the Certificate Date until the Income Date. In some states, we are required to refund the Purchase Payment. You may ask us which standard applies in your state.

If we deliver your Certificate to you in California and you are age 60 or older, you may return the Certificate to us or to the agent from whom you purchased it. If you return the Certificate within 30 days after you received it, we will refund the Certificate Value.

CERTIFICATE OWNERSHIP

The Certificate Owner shall be the person designated in the Application. The Certificate Owner may exercise all the rights of the Certificate. Joint Certificate Owners are permitted. Contingent Certificate Owners are not permitted.

You may direct us in writing to change the Certificate Owner, primary Beneficiary or contingent Beneficiary. If the selection of a Beneficiary was designated "irrevocable," that selection may be changed only with that person's written consent.

Because a change of Certificate Owner by means of a gift may be a taxable event, you should consult a competent tax adviser as to the tax consequences resulting from such a transfer.

Any Qualified Certificate may have limitations on transfer of ownership. You should consult the plan administrator and a competent tax adviser as to the tax consequences resulting from such a transfer.

ASSIGNMENT

You may assign the Certificate at any time. You must file a copy of any assignment with us. Your rights and those of any revocably-named person will be subject to the assignment. A Qualified Certificate may have limitations on your ability to assign the Certificate.

Because an assignment may be a taxable event, you should consult a competent tax adviser as to the tax consequences resulting from any such assignment.

PARTIAL WITHDRAWALS

You may make partial withdrawals from the Certificate as described below by notifying us in writing.

You may take partial withdrawals only from an active Period Certain Income Stream. You may not take partial withdrawals from an inactive Income Stream, or from a Life Contingent Income Stream within an Annuity Payment Option.

Each partial withdrawal must be for an amount not less than $300. The maximum amount you may withdraw from an active Period Certain Income Stream is 25% of the Commuted Income Stream Value per withdrawal, less any applicable surrender charges. See "Deductions." The amount available for of the partial withdrawal will be calculated as a portion of the Commuted Income Stream Value. In calculating Commuted Income Stream Value, we determine the present value of future Annuity Payments under the active Period Certain Income Stream that is the subject of the withdrawal. For Variable Payments, the Benchmark Interest Rate for that Income Stream is used as the discount rate for calculating present value. For Fixed Payments, the interest rate originally used to calculate the Fixed Payments, increased by the Liquidity Adjustment Factor, is used as the discount rate for calculating present value. On the Income Date, you will be notified of the amount of the Liquidity Adjustment Factor, which will not exceed three percentage points (300 basis points) and will not change.

You may make multiple partial withdrawals. However, we reserve the right to limit the number of partial withdrawals you may make in any single Income Year. Currently, there is no limit and we will notify you at least sixty days in advance before imposing a limit.

Partial Withdrawals will have the effect of decreasing the amount of future Annuity Payments under an Income Stream.

The Annuity Payment amount will be reduced by a percentage equal to the amount of the partial withdrawal divided by the pre-withdrawal Income Stream Value. For example, if your Income Stream Value is $20,000 and you were receiving Annuity Payments of $500, if you make a $5,000 partial withdrawal from that Income Stream, your Annuity Payment after the withdrawal would be reduced to $375. ($500 x (1 - (5,000/20000)) = $375).

A withdrawal will result in the reduction of Annuity Units from each applicable Sub-account and a reduction in Certificate Value held in the Fixed Account in proportion to your interest in the Variable Account and the Fixed Account for that Income Stream.

SURRENDERS

Surrender of Entire Period Certain Annuity Payment Option

You may surrender an entire Period Certain Annuity Payment Option, as long as there are no Life Contingent Income Streams within the Annuity Payment Option. In order to do so, you must surrender all Income Streams within the Period Certain Annuity Payment Option at the same time. You will receive the Commuted Income Stream Value for all of the Income Streams within the Period Certain Annuity Payment Option that you surrender as of the end of the Valuation Period during which we receive a written request for a surrender, less any applicable taxes, tax withholdings, Ssurrender Ccharges and other applicable charges. as shown on the Certificate Schedule. In calculating Commuted Income Stream Value, we determine the present value of future Annuity Payments under the Period Certain Income Stream(s) that is (are) being surrendered. For Variable Payments, the Benchmark Interest Rate for the Income Stream is used as the discount rate to calculate present value. For Fixed Payments, the interest rate originally used to calculate the Fixed Payments, increased by the Liquidity Adjustment Factor, is used as the discount rate to calculate present value. On the Income Date, you will be notified of the amount of the Liquidity Adjustment Factor, which will not exceed three percentage points (300 basis points) and will not change.

If you surrender an entire Period Certain Annuity Payment Option, we will make no further Annuity Payments under that Annuity Payment Option.

Total Surrender of Certificate

You may at any time make a total surrender of the Certificate provided no Life Contingent Annuity Payment Options have been selected. You will receive the Certificate Surrender Value as of the end of the Valuation Period during which we receive a written request for a total surrender. We will pay the Certificate Surrender Value to you within seven days of our receipt of your written request unless the Suspension or Deferral of Payments Provision is in effect.

The Certificate Surrender Value is the sum of all Commuted Income Stream Values less any applicable taxes, tax withholdings, surrender charges and other applicable charges. In calculating Commuted Income Stream Value, we determine the present value of future Annuity Payments under the Period Certain Income Stream(s) that is (are) being surrendered. For Variable Payments, the Benchmark Interest Rate for the Income Stream is used as the discount rate to calculate present value. For Fixed Payments, the interest rate originally used to calculate the Fixed Payments, increased by the Liquidity Adjustment Factor, is used as the discount rate to calculate present value. On the Income Date, you will be notified of the amount of the Liquidity Adjustment Factor, which will not exceed three percentage points (300 basis points) and will not change.

TAX ALERT

Because of the potential tax consequences of a partial withdrawal or surrender, you should consult a competent tax adviser.

Participants under Qualified Plans as well as Certificate Owners, Annuitants, and Designated Beneficiaries are cautioned that you may not be able to take a partial withdrawal or surrender the Certificate under a Qualified Plan. You should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.

ANNUITY PROVISIONS

Annuity Benefits in General

If the Annuitant is alive on the Income Date, we will begin Annuity Payments pursuant to the Annuity Payment Option or Options you have chosen.

Annuity Payments will start on the Income Date and be made in accordance with the Annuity Payment Option(s) you have selected. The Annuity Payment Options are described below. Annuity Payments will be paid to the payee selected by you. Annuity Payments will be based on allocations of Certificate Value to the Fixed Account, the Variable Account, or both.

You must select Each Annuity Payment Option will consist of one or more Income Streams for each Annuity Payment Option on the Application. selected by you. Each Income Stream will be a segment of time within an Annuity Payment Option. For each Income Stream, your selections on the Application determine:

o	the duration of the Income Stream;

o	the percentage of the initial Annuity Payment that will consist of a Fixed Payment; and

o	the percentage of the initial Annuity Payment that will consist of a Variable Payment.

On the Income Date, we will allocate your Certificate Value among the Annuity Payment Options you select in your Application. If you have selected an Income Stream that provides for Fixed Payments, we will allocate the appropriate portion of your Certificate Value to the Fixed Account. If you have selected an Income Stream that provides for Variable Payments, we will allocate the appropriate portion of your Certificate Value to the Sub-accounts of the Variable Account that you select. If you have selected an Income Stream that provides for a combination of Fixed Payments and Variable Payments, we will allocate your Certificate Value accordingly.

If you have selected a Life Annuity with Period Certain Annuity Payment Option, the Period Certain portion and the Life Contingent portion of the Annuity Payment Option will have separate Income Streams. For each Income Stream, the percentages of Fixed Payments and Variable Payments can be the same, and the Sub-account allocation percentages can be the same, but separate Income Streams are necessary to allow partial withdrawals from the Period Certain Income Stream. While partial withdrawals are allowed from the Period Certain Income Stream when a Life Annuity with Period Certain Annuity Payment Option is selected, a complete surrender of a Period Certain Income Stream in a Life Annuity with Period Certain Annuity Payment Option is not available. Complete surrenders are only available under Period Certain Annuity Payment Options that do not contain Life Contingent Income Streams. See "Surrenders."

Annuity Payments will end upon the Annuitant's death unless the Annuity Payment Option provides for future Period Certain Annuity Payments or for Annuity Payments based on the life of a surviving Joint Annuitant.

Annuity Payment Option(s) and Income Date

You must select the Annuity Payment Option(s) and Income Date on the Application. The Income Date may not be earlier than 10 days following the Certificate Date and may not be later than 10 days following the expiration of the Right to Examine Certificate Period. If no Income Date is selected, it will be 10 days after the expiration of the Right to Examine Certificate Period. The Income Date may not be later than the Annuitant's attained age 90 or any earlier date required under state law. Once selected, the Income Date may not be changed.

Annuity Payment Options

You may select one or more of the following Annuity Payment Options or any other Annuity Payment Option acceptable to us:

PERIOD CERTAIN ANNUITY: Annuity Payments for a chosen number of years, not less than 5 nor more than 50, not to exceed 100 minus the attained age of the Annuitant on the Income Date. If the Annuitant dies during the Period Certain, and you do not desire payments to continue for the remainder of the period, you may elect to have the Income Stream Value paid in a lump sum. If the amount of the Certificate Value allocated to this Annuity Payment Option, less withdrawals and Annuity Payments, is greater than the Income Stream Value, you will receive the larger amount. If you are not alive on the date of the Annuitant's death, your rights will pass to the Joint Certificate Owner, or, if none, then to the Beneficiary, or if none, then to your estate.

LIFETIME ANNUITY: Annuity Payments for the lifetime of the Annuitant.

LIFETIME ANNUITY WITH PERIOD CERTAIN: Annuity Payments during the lifetime of the Annuitant and in any event for a chosen number of years, not less than 5 nor more than 50, not to exceed 100 minus the attained age of the Annuitant on the Income Date. If the Annuitant dies during the Period Certain, and you do not desire payments to continue for the remainder of the Period Certain, you may elect to have the Income Stream Value paid in a lump sum. If the amount of the Certificate Value allocated to the Period Certain portion of this Annuity Payment Option, less withdrawals and Annuity Payments, is greater than the Period Certain Income Stream Value, you will receive the larger amount. If you are not alive on the date of the Annuitant's death, your rights will pass to the Joint Certificate Owner, or, if none, then to the Beneficiary, or if none, then to your estate. If you select this Annuity Payment Option, separate Income Streams must be selected for the Period Certain portion and the Life Contingent portion.

JOINT AND SURVIVOR LIFETIME ANNUITY: Annuity Payments payable during the joint lifetime of the Annuitant and Joint Annuitant and then during the lifetime of the survivor.

JOINT AND SURVIVOR LIFETIME ANNUITY WITH REDUCED REMAINDER: Annuity Payments payable during the joint lifetime of the Annuitant and Joint Annuitant and then reduced during the lifetime of the survivor by a percentage you specify.

You may arrange other Annuity Payment Options if we agree. Each Annuity Payment Option is available as Variable Payments, as Fixed Payments or as a combination of Variable Payments and Fixed Payments. Variable Payments will fluctuate. Fixed Payments will not change in amount, unless you make a partial withdrawal, surrender an entire Annuity Payment Option or there is a reduced remainder paid to a surviving Annuitant.

The same Certificate Value applied to a Variable Payment and a Fixed Payment may produce a different initial Annuity Payment and different subsequent Annuity Payments. See "Annuity Payments" for the manner in which Annuity Payments may be taxed.

The amount of Life Contingent Annuity Payments will depend on the life expectancy of age of the Annuitant on the Income Date. and may also depend on the Annuitant's sex.

Payment Frequency.

We will make Annuity Payments monthly unless you have requested in writing quarterly, semi-annual or annual payments. However, if any payment would be less than $100, we have the right to reduce the frequency of payments to a period that will result in each payment being at least $100.

Level Monthly Payments.

You may choose a "level monthly" payment option for Variable Payments under an Income Stream. Under this option, we convert your annual Variable Payment amount on the Income Anniversary into 12 equal monthly payments. Under this option, the Variable Payment amount changes annually instead of monthly. We will determine each annual Variable Payment amount as described below in "Variable Payment Values," place each annual Variable Payment amount in our General Account, and convert it to 12 equal monthly payments. The sum of the 12 level monthly payments will exceed the annual Variable Payment amount because of an interest rate factor we use, which may vary from year to year but will not be less than 2.0% per year. If remaining Annuity Payments are to be paid in a lump sum under any provision of the Certificate, we will calculate the present value of the remaining annual Variable Payments using the Certificate Rate and calculate the present value of the remaining unpaid level monthly payments using the interest rate that was used to calculate the current level monthly payments.

Changes to Annuity Payments

Currently, we permit you to make a number of changes to Annuity Payments. Changes to each of the following can only be made once each Income Year and will be effective on the next Income Anniversary.

The permissible changes include:
o	lengthening a Period Certain Annuity Payment Option with a single Income Stream, provided the payments already made and those to be made meet the 5 - 50 year and age 100 limits described above;

o

shortening a Period Certain Annuity Payment Option with a single Income Stream by no more than 5 years, provided that the total length of the shortened Period Certain is at least 5 years, including payments already made;

o	changing to or from the "level monthly" payment option;

o	changing the Annuity Payment frequency;

o	changing the day of the month on which the Annuity Payment occurs; and

o	changing the Benchmark Investment Rate for Variable Payments under any Income Stream.

DEATH PROVISIONS

Death of Certificate Owner

Before the Income Date, if any Certificate Owner dies, or upon the death of the Annuitant if the Certificate is owned by a non-natural person, we will pay the Beneficiary the Certificate Value, unless the Beneficiary chooses to apply that Certificate Value to the purchase of a new Certificate from us.

On or after the Income Date, if the Certificate Owner dies and there is a Joint Certificate Owner, the Joint Certificate Owner shall be the Certificate Owner. If there is no Joint Certificate Owner, the Beneficiary shall become the Certificate Owner. If more than one Beneficiary is named and still living on the date of death of the Certificate Owner, the Beneficiaries shall become Joint Certificate Owners. If an Annuitant is still living after the death of a Certificate Owner, Annuity Payments under the Annuity Payment Option(s) in effect as of the date of death of the Certificate Owner shall continue to be made at least as rapidly as Annuity Payments were made as of the date of death of the Certificate Owner.

During any period following the death of the Certificate Owner and Joint Certificate Owner, if any, and while we continue to make Annuity Payments, the Beneficiary may exercise all ownership rights under the Certificate.

Death of Annuitant

Upon the death of the Annuitant and Joint Annuitant, if any, we shall continue to make all remaining Annuity Payments under all Period Certain Annuity Payment Option(s) selected. The Certificate Owner may continue to exercise all ownership rights, including changing the payee, making partial withdrawals, surrendering an entire Period Certain Annuity Payment Option or surrendering the Certificate. The Certificate Owner may elect to have all Period Certain Income Stream Value(s) paid in a lump sum. If the amount of the Certificate Value allocated to the Period Certain Income Stream(s)Annuity Payment Option, less withdrawals and Annuity Payments, is greater than the Income Stream Value(s), we will pay the larger amount. Annuity Payments payable during the lifetime of the Annuitant or during the joint lifetimes of the Annuitant and Joint Annuitant will cease upon the death of the last surviving Annuitant.

Proof of Age, Sex, and Survival of Annuitant

If a Certificate provision relates to the death of a natural person, we will require proof of death before we will act under that provision. Proof of death shall be:

o	a certified death certificate; or

o	a certified decree of a court of competent jurisdiction as to the finding of death; or

o	a written statement by a medical doctor who attended the deceased; or

o	any other document constituting due proof of death under applicable state law.

If our action under a Certificate provision is based on the age, sex, or survival of any person, we may require evidence satisfactory to us of the particular fact before we act under that provision. If the age or sex has been misstated, we will compute the amount payable based on the correct age and sex. If Annuity Payments have begun, we will pay in full any underpayments with the next Annuity Payment and deduct any overpayments, unless repaid in one sum, from future Annuity Payments until we are repaid in full.

Starting with the Annuity Payment due immediately after the date we require submission of such evidence, we may withhold Annuity Payments until we receive such evidence or until we receive due proof satisfactory to us of the Annuitant's or Beneficiary's death or survival, as applicable. Such withheld Annuity Payments will be maintained in the Fixed Account. We will credit interest as may be required by law on any withheld Annuity Payment. Should we subsequently receive the satisfactory proof, we will pay any withheld Annuity Payments plus any interest credited in a lump sum for the benefit of the applicable payee.

Variable Payment Values

On the Income Date, we determine the amount of the initial Variable Payment under an Income Stream by multiplying the Income Stream Value being applied to Variable Payments by the annuity purchase rates for the Annuity Option(s) you have selected. The annuity purchase rates are based on the Annuitant's life expectancy and a Benchmark Investment Rate of 6% per year (5% per year for Oregon and Texas Certificates), unless you choose 3% in writing. See below and "Variable Payment Values" in the Statement of Additional Information for more information on the Benchmark Investment Rate and how your initial Variable Payment is calculated.

Subsequent Variable Payments will fluctuate in amount and reflect whether the actual investment return of the selected Sub-account(s) (after deducting the mortality and expense risk charge and the administrative charge) is better or worse than the Benchmark Investment Rate. The total dollar amount of each Variable Payment will be equal to:
o	the sum of all Sub-account payments, less

o	the pro-rata amount of the annual certificate maintenance charge. See "Deductions for Certificate Maintenance Charge" for the circumstances under which this charge will be waived.

Currently, there is no limit on the number of times or the frequency with which you may instruct us to change the Sub-account(s) used to determine the amount of the Variable Payments within a single Income Stream. Currently, there is also no charge for such transfers.

If you apply the same amount to a particular Annuity Payment Option, a 6% Benchmark Investment Rate Benchmark Investment Rate will result in a larger initial Variable Payment than will a 3% Benchmark Investment Rate. You should note, however, that, assuming the same investment performance, your subsequent Variable Payments using a 6% Benchmark Investment Rate will increase by a smaller percentage (when they increase) and decrease by a larger percentage (when they decrease) than will subsequent Variable Payments using a 3% Benchmark Investment Rate. Indeed, it is possible that after a sufficient period of time, Variable Payments determined using a 6% Benchmark Investment Rate may be lower than Variable Payments commencing at the same time using the same Sub-accounts but a 3% Benchmark Investment Rate. Note that over an extended period of time, the 6% Benchmark Investment Rate Variable Payment amount will start out being larger than the 3% Benchmark Investment Rate Variable Payment amount but eventually the 6% Benchmark Investment Rate Variable Payment amount will become less than the 3% Benchmark Investment Rate Variable Payment amount. Whether you would be better off choosing a higher or lower Benchmark Investment Rate depends on the Annuity Payment Option you choose, the investment performance of the Sub-accounts you choose, and the period for which Variable Payments are received.

SUSPENSION OF PAYMENTS

We reserve the right to postpone surrender or withdrawal payments from the Fixed Account for up to six months. We also reserve the right to suspend or postpone any type of payment from the Variable Account for any period when:
o	the New York Stock Exchange is closed other than customary weekend or holiday closings;

o	trading on the Exchange is restricted;

o	an emergency exists as a result of which it is not reasonably practicable to dispose of securities held in the Variable Account or determine their value; or

o	the Securities and Exchange Commission permits delay for the protection of security holders.

The applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the above conditions exist.

TAX STATUS

Introduction

This discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. We make no attempt to consider any applicable state or other tax laws. Moreover, this discussion is based upon our understanding of current federal income tax laws as they are currently interpreted. We make no representation regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service ("IRS").

The Certificate is intended to provide periodic income payments and may be used by individuals in retirement plans, which may or may not be Qualified Plans under the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). The ultimate effect of federal income taxes on the Certificate Value, on Annuity Payments, and on the economic benefit to the Certificate Owner, Annuitant or Designated Beneficiary depends on the type of retirement plan for which you purchase the Certificate and upon the tax and employment status of the individual concerned.

Taxation of Annuities in General

Section 72 of the Code governs taxation of annuities in general. There are no income taxes on increases in the value of a Certificate until a distribution occurs, in the form of a a partial withdrawal, surrender or Annuity Payments.

Annuity Payments. Annuity Payments are taxed as ordinary income and not as capital gains. Section 72(b) of the Code creates an "exclusion ratio" rule that divides each Annuity Payment into a non-taxable portion that represents a return of your cost basis and a taxable portion that represents the remainder. For Qualified Certificates, the cost basis is generally zero so all Annuity Payments are fully taxable.

The IRS has adopted regulations and other interpretations of the Code relating to Annuity Payments and other distributions after the time Annuity Payments begin. Even with these regulations and other interpretations, we believe that there is uncertainty relating to a number of issues and that there is sometimes greater uncertainty when a Certificate contains multiple Annuity Payment Options or multiple Income Streams. We have, however, adopted positions on these issues in order to be able to annually report to the IRS and you information about your Annuity Payments. You should consult with a competent tax advisor about the following assumptions underlying our tax reporting positions:
o

We determine the taxable portion of each Annuity Payment by subtracting an "exclusion amount" from the Annuity Payment. The exclusion amount is your cost basis, adjusted in the case of Lifetime Annuity Payment Options with Period Certains, divided by the number of expected Annuity Payments (determined by the IRS regulations that take into account the Annuitant's life expectancy and the Income Stream selected).

o

For Lifetime Annuity Payment Options with Period Certains, the original cost basis is reduced by the applicable exclusion amount as Annuity Payments are made. If the Annuitant lives long enough for the full cost basis to be recovered by you, the entire amount of each Annuity Payment thereafter is fully taxable. If the Annuitant dies before the full cost basis is recovered and Annuity Payments are continued by the Beneficiary, an exclusion amount will continue to apply until the cost basis is fully recovered; thereafter, the Annuity Payments will be fully taxable. If the Annuitant dies before the full cost basis is recovered and the Beneficiary receives a lump sum instead of continuing Annuity Payments, there is an income tax deduction for the remaining cost basis.

o

For a Period Certain Annuity Payment Option with no Life Contingent Income Streams, the original cost basis is reduced by the applicable exclusion amount as Annuity Payments are made. If the Annuitant dies before the full cost basis is recovered and payments are continued by the Beneficiary, the exclusion amount will continue to apply until the cost basis is fully recovered; thereafter, the Annuity Payments will be fully taxable.

o	For any Income Stream consisting of both Variable and Fixed Payments, we treat the Income Stream as collectively being a Variable Payment.

o

If your Purchase Payment is received from another insurance company as part of a section 1035 exchange and the other company does not give us cost basis information, we will set your cost basis at zero until the other company sends us such information. Annuity Payments made while the cost basis is zero will be tax reported as fully taxable.

o

Because Variable Payments can increase over time and because certain Annuity Payment Options provide for a lump sum right of commutation, it is possible that the IRS could determine that Variable Payments should not be taxed as described above but instead should be taxed as if they were received under an agreement to pay interest. This determination would result in a higher amount (up to 100%) of certain payments being taxable.

o

With respect to the "level monthly" payment option, pursuant to which each annual Variable Payment amount is placed in our General Account and paid out with interest in 12 equal monthly payments, it is possible the IRS could determine that receipt of the first level monthly payment is constructive receipt of the entire annual Variable Payment amount. Thus, the total taxable amount for each annual Variable Payment amount would be accelerated to the time of the first level monthly payment and reported in the tax year in which the first level monthly payment is received.

o	If you direct that Annuity Payments be made to a third party payee, you will be taxed on such Annuity Payments.

Following any change to Annuity Payments, other than a change of the payment day of the month or a change to "level monthly" where the remaining payment length stays the same, the non-taxable portion of each payment will be recalculated in accordance with IRS standards.

Surrenders, Death Benefit Payments, Assignments and Gifts. If you fully surrender your Certificate, the portion of the surrender payment that exceeds your cost basis in the Certificate is subject to tax as ordinary income. For Non-Qualified Certificates, the cost basis is generally the amount of the Purchase Payment made for the Certificate. For Qualified Certificates, the cost basis is generally zero and the taxable portion of the surrender payment is generally taxed as ordinary income. A Beneficiary receiving a lump sum death benefit payment after your death or the death of the Annuitant is similarly taxed on the portion of the amount that exceeds your cost basis in the Certificate. For Non-Qualified Certificates, the tax treatment applicable to Beneficiaries receiving a lump sum death benefit may be contrasted with the income-tax-free treatment applicable to persons inheriting and then selling mutual fund shares with a date-of-death value in excess of their basis.

If you assign, pledge or transfer a Non-Qualified Certificate for value, the transferee will be treated as a new Certificate Owner using the value as the cost basis in an exclusion amount recomputation. If your transfer is instead a gift, the transferee is treated as the same Certificate Owner for tax purposes.

Withdrawals. The Code does not specifically address partial withdrawals. Based on a private letter ruling issued by the IRS in 2000, it is our intention to report as taxable income the portion of any partial withdrawal that does not exceed the Certificate Value immediately before the partial withdrawal less the Certificate's remaining cost basis immediately before the partial withdrawal. Under this approach, a partial withdrawal of $10,000 when the Certificate Value is $150,000 and the remaining cost basis is $145,000 would result in taxable income of $5,000 being reported. Since private letter rulings do not bind the IRS, the IRS could take the position that the Code requires the full amount of the partial withdrawal ($10,000 in the example) to be treated as taxable income. Under either approach to determining the taxable income associated with a partial withdrawal, some taxpayers, such as those under age 59 1/2, could be subject to additional tax penalties. Because of the potential for adverse tax results as described above, you should carefully consider, prior to making a partial withdrawal, your need for funds from the Certificate and the tax implications. You should also consult your tax advisor prior to making a partial withdrawal .

Penalty Tax. Annuity Payments received or directed to payee(s) by you, and Beneficiaries under Certificates may be subject to both ordinary income taxes and a penalty tax equal to 10% of the amount that is includable in income. The penalty tax is not imposed on the following amounts received:

o	after the taxpayer attains age 59-1/2;

o	in a series of substantially equal payments made for life or life expectancy of the taxpayer or the joint life or life expectancies of the taxpayer and the Beneficiary;

o	after the death of the Certificate Owner (or, where the Certificate Owner is not a human being, after the death of the Annuitant);

o	if the taxpayer becomes totally and permanently disabled; or

o	under a Non-Qualified Certificate's Annuity Payment Option that provides for a series of substantially equal payments, if the Certificate is not issued as a result of a Section 1035 exchange.

Income Tax Withholding. We are required to withhold federal income taxes on taxable amounts paid under Certificates unless the recipient elects not to have withholding apply. We will notify recipients of their right to elect not to have withholding apply. See "Tax-Sheltered Annuities" (TSAs) for an alternative type of withholding that may apply to distributions from TSAs that are eligible for rollover to another TSA or an individual retirement annuity or account (IRA).

Section 1035 Exchanges. You may purchase a Non-Qualified Certificate with proceeds from the surrender of an existing annuity contract. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is our understanding that in such an event:
o	the new Certificate will be subject to the distribution-at-death rules described in "Death Provisions for Non-Qualified Certificates";

o

Purchase Payments made between August 14, 1982 and January 18, 1985 and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over 10 years prior to the distribution; and

o

Purchase Payments made before August 14, 1982 and the income allocable to them will, following an exchange, continue to be covered by a "grandfathered" exception to the penalty tax for any distribution.

We base our understanding of the above principally on legislative reports prepared by the Staff of the Congressional Joint Committee on Taxation.

Diversification Standards. The U.S. Secretary of the Treasury has issued regulations that set standards for diversification of the investments underlying variable annuity contracts (other than pension plan contracts). The Eligible Funds intend to meet the diversification requirements for the Certificate, as those requirements may change from time to time. If the diversification requirements are not satisfied, the Certificate will not be treated as an annuity contract. As a consequence, income earned on a Certificate would be taxable to you in the year in which diversification requirements were not satisfied, including previously non-taxable income earned in prior years. As a further consequence, we could be subjected to federal income taxes on assets in the Variable Account.

The Secretary of the Treasury announced in September 1986 that he expects to issue regulations that will prescribe the circumstances in which your control of the investments of a segregated asset account may cause you, rather than us, to be treated as the owner of the assets of the account. The regulations could impose requirements that are not reflected in the Certificate. We, however, have reserved certain rights to alter the Certificate and investment alternatives so as to comply with such regulations. Since no regulations have been issued, there can be no assurance as to the content of such regulations or even whether Application of the regulations will be prospective. For these reasons, you are urged to consult with your tax adviser.

Qualified Plans

The Certificate may be used with several types of Qualified Plans. Under the Code, Qualified Plans generally enjoy tax-deferred accumulation of amounts invested in the plan. Therefore, in considering whether or not to purchase a Certificate in a Qualified Plan, you should only consider the Certificate's other features, including the availability of lifetime Annuity Payments and death benefit protection.

The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Therefore, we do not attempt to provide more than general information about the use of the Certificate with the various types of Qualified Plans. Participants under such Qualified Plans as well as Certificate Owners, Annuitants, and Designated Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the Certificate issued in connection therewith. Following are brief descriptions of the various types of Qualified Plans and of the use of the Certificate in connection with them. Purchasers of the Certificate should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.

Tax-Sheltered Annuities

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain contribution limitations, exclude the amount of Purchase Payments from gross income for tax purposes. However, such Purchase Payments may be subject to Social Security (FICA) taxes. This type of annuity contract is commonly referred to as a "Tax-Sheltered Annuity" (TSA).

Section 403(b)(11) of the Code contains distribution restrictions. Specifically, benefits may be paid, through Annuity Payments under the Certificate or otherwise, only:

o	when the employee attains age 59-1/2, separates from service, dies or becomes totally and permanently disabled (within the meaning of Section 72(m)(7) of the Code) or

o	in the case of hardship. A hardship distribution must be of employee contributions only and not of any income attributable to such contributions.

Section 403(b)(11) does not apply to distributions attributable to assets held as of December 31, 1988. Thus, it appears that the law's restrictions would apply only to distributions attributable to contributions made after 1988, to earnings on those contributions, and to earnings on amounts held as of December 31, 1988. The Internal Revenue Service has indicated that the distribution restrictions of Section 403(b)(11) are not applicable when TSA funds are being transferred tax-free directly to another TSA issuer, provided the transferred funds continue to be subject to the Section 403(b)(11) distribution restrictions.

If you have requested a distribution from a Certificate, we will notify you if all or part of such distribution is eligible for rollover to another TSA or to an individual retirement annuity or account (IRA). Any amount eligible for rollover treatment will be subject to mandatory federal income tax withholding at a 20% rate unless you direct us in writing to transfer the amount as a direct rollover to another TSA or IRA.

Individual Retirement Annuities

Sections 408(b) and 408A of the Code permit eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" and "Roth IRA," respectively. These individual retirement annuities are subject to limitations on the amount that may be contributed, the persons who may be eligible to contribute, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into a Section 408(b) Individual Retirement Annuity.

Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Certificate to provide benefits under the plans.

Deferred Compensation Plans with Respect to Service for State and Local Governments

Section 457 of the Code, while not actually providing for a Qualified Plan as that term is normally used, provides for certain deferred compensation plans that enjoy special income tax treatment with respect to service for tax-exempt organizations, state governments, local governments, and agencies and instrumentalities of such governments. The Certificate can be used with such plans. Under such plans, a participant may specify the form of investment in which his or her participation will be made. However, all such investments are owned by and subject to the claims of general creditors of the sponsoring employer.

Annuity Purchases by Nonresident Aliens

The discussion above provides general information regarding federal income tax consequences to annuity purchasers who are U.S. citizens or resident aliens. Purchasers who are not U.S. citizens or are resident aliens will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower rate applies in a U.S. treaty with the purchaser's country. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.

VARIABLE ACCOUNT VOTING PRIVILEGES

In accordance with our view of present applicable law, we will vote the shares of the Eligible Funds held in the Variable Account at regular and special meetings of the shareholders of the Eligible Funds in accordance with instructions received from persons having the voting interest in the Variable Account. We will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions.

However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation should change, and as a result we determine that we are permitted to vote the shares of the Eligible Funds in our own right, we may elect to do so.

You have the voting interest under a Certificate that has Certificate Value invested in the Variable Account. The number of shares held in the Variable Account that are attributable to you is determined by dividing the reserve for the Annuity Payments by the net asset value of one share. As Variable Payments are made, the votes attributable to you decrease as the reserves underlying the payments decrease.

We will determine the number of shares in which you have a voting interest as of the date established by the respective Eligible Fund for determining shareholders eligible to vote at the meeting of the Fund. We will solicit voting instructions in writing prior to such meeting in accordance with the procedures established by the Eligible Fund.

You will receive periodic reports relating to the Eligible Fund(s) in which you have an interest, proxy material and a form with which to give such voting instructions.

SALES OF THE CERTIFICATES

Keyport Financial Services Corp. ("KFSC"), our indirect subsidiary, serves as the principal underwriter for the Certificate described in this prospectus. Salespersons who represent us as variable annuity agents will sell the Certificates. Such salespersons are also registered representatives of broker/dealers who have entered into selling agreements with KFSC. KFSC is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. It is located at 125 High Street, Boston, Massachusetts 02110.

A dealer selling the Certificate may receive up to 9.00% of the Purchase Payment, and additional compensation later based on the Certificate Value attributable to those payments. In addition, under certain circumstances, we or certain of our affiliates, under a marketing support agreement with KFSC, may pay certain sellers for other services not directly related to the sale of the Certificates, such as special marketing support allowances.

We may sell Certificates with lower or no dealer compensation to a person who is an officer, director, or employee of ours or an affiliate of ours or to any Qualified Plan established for such a person.

We may sell Certificates with lower or no dealer compensation as part of an exchange program for other fixed ("Old FA") and variable ("Old VA") annuity contracts we previously issued. A Certificate issued in exchange for an Old VA that has a contingent deferred sales charge provision will be issued with an exchange endorsement. One effect of the endorsement is that we will not assess a surrender charge under the Old VA at the time of the exchange. The exchange endorsement provides that we will calculate any surrender charge assessed under the Certificate in relation to the initial Purchase Payment (i.e., the amount exchanged) based on the actual time of each Purchase Payment under the Old VA. The endorsement also provides that we will not refund the amount described in "Right to Examine" if the Certificate is returned. Instead, we will return the Old VA to the owner and treat it as if no exchange had occurred.

Under any exchange program of ours, we treat the exchange as being income tax free. Before making any exchange, you should consult a competent tax advisor and, for Old VA to Certificate exchanges, you also should consider the differences between the two variable annuities, including the Sub-account selections. Salespersons who represent us may only recommend such an exchange if it is in your best interest and only after reviewing your personal and financial situation and needs, tolerance for risk and ability to pay for the proposed new Certificate.

You may make an exchange to a Certificate if we are making Variable Payments for a fixed number of years under an Old VA. Under your Certificate, the Income Date will be the date of the next scheduled payment under the Old VA and the payment period will be the payment period remaining under the Old VA. On the Certificate Date of your new Certificate, the present value of the remaining Annuity Payments under the Old VA will be allocated to the Sub-account(s) you select under the Certificate and the amount of future Variable Payments under your Certificate will be based upon the investment return of those Sub-accounts(s). From the Certificate Date to the Income Date, we will treat your Certificate as one under which periodic Annuity Payments have begun, and not one that has values based on Annuity Units. Other than the change in Sub-account allocation described above, we do not permit you to make any changes as you exchange from the Old VA to your Certificate.

PERFORMANCE INFORMATION

We may from time to time advertise certain performance information concerning the Sub-accounts.

Performance information is not an indicator of either past or future performance of a Certificate.

We may advertise total return information for the Sub-accounts for various periods of time. Total return performance information is based on the overall percentage change in value of a hypothetical investment in the Sub-account over a given period of time.

Average annual total return information shows the average annual compounding percentage change applied to the value of an investment in the Sub-account from the beginning of the measuring period to the end of that period. Average annual total return reflects historical investment results, less all Sub-account and Certificate charges and deductions as required by certain regulatory rules. This calculation also reflects any surrender charge that would apply if you surrendered the Certificate at the end of each period indicated. We do not deduct premium taxes from average annual total return. Average annual total return would be less if these charges were deducted.

In order to calculate average annual total return, we divide the change in value of a Sub-account under a Certificate surrendered on a particular date by a hypothetical $1,000 investment in the Sub-account. We then annualize the resulting total rate for the period to obtain the average annual compounding percentage change during the period.

We also may present additional non-standardized total return information that is computed on a different basis. Any non-standardized total return will be accompanied by average annual total return calculated as described above:
o

First, we may present total return information without any deduction of the surrender charge. This presentation assumes that the investment in the Certificate continues beyond the period when the surrender charge applies. This is consistent with the long-term investment and retirement objectives of the Certificate. The total return percentage will be higher using this method than the standard method described above.

o

Second, we may present total return information calculated as described above, except that the surrender charge, the certificate maintenance charge and premium taxes are not deducted. Thus, the calculation is simplified. We divide the change in a Sub-account's Annuity Unit value over a specified time period by the Annuity Unit value of that Sub-account at the beginning of the period. We may calculate a 12-month change rate. If we calculate a rate for longer periods, we annualize the total rate in order to obtain the average annual percentage change for that period. The percentages would be less if these charges were included.

o

Third, certain of the Eligible Funds have been available for other variable annuity contracts prior to the beginning of the offering of the Certificates described in this prospectus. We may present performance information for such periods based on the historical results of the Eligible Funds and applying the Certificate's fees and charges for the specified time periods applicable surrender charges. The percentages would be less if these charges were included.

We may advertise yield and effective yield information for the money market Sub-account. The yield of the Sub-account refers to the income generated by an investment in the Sub-account over a specifically identified seven-day period. We annualize this income by assuming that the amount of income generated by the investment during that week is generated each week over a 52-week period. It is shown as a percentage. The yield reflects the deduction of all charges assessed against the Sub-account and a Certificate but does not include any surrender charges and premium tax charges. The yield would be lower if these charges were included.

We calculate the effective yield of the money market Sub-account in a similar manner but, when annualizing the yield, we assume income earned by the Sub-account is reinvested. This compounding effect causes effective yield to be higher than yield.

We may provide to you and prospective Contract Owners advertising and other information on a variety of topics. Such topics may include the relationship between certain economic sectors and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing and asset allocation). Such topics may also include, the advantages and disadvantages of investing in tax-advantaged and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Certificates and the characteristics of and market for such alternatives.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account or the Principal Underwriter is a party. We are engaged in various kinds of routine litigation that, in our judgment, is not of material importance in relation to our total capital and surplus.

INQUIRIES BY CERTIFICATE OWNERS

You may write us with questions about your Certificate to Keyport Life Insurance Company, Client Service Department, 125 High Street, Boston, MA 02110, or call (800) 367-3653.

TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION

APPENDIX A

THE FIXED ACCOUNT

Introduction

This appendix describes the Fixed Account available under the Certificate.

Any amounts we allocate to the Fixed Account to provide Fixed Payments become part of our General Account. Because of provisions in the securities laws, our General Account including the Fixed Account, are not subject to regulation under the Securities Act of 1933 or the Investment Company Act of 1940. The Securities and Exchange Commission has not reviewed the disclosure in the prospectus relating to the General Account and the Fixed Account.

Allocations to the Fixed Account

Before the Income Date, your Purchase Payment will be allocated to the Fixed Account and will be credited with interest at an annual rate of 3% from the Certificate Date to the Income Date. On the Income Date, we will allocate Certificate Value to the Fixed Account if you have selected an Income Stream that provides for Fixed Payments. Your selection in the Application must specify the duration of the Income Stream and the percentage of the initial Annuity Payment that will consist of a Fixed Payment. The percentage, if not zero, must be at least 10%. After the Certificate is issued, you may not change the percentage of Fixed Payments that will be paid during an Income Stream.

Fixed PaymentsAccount Interest

Fixed Payments will be determined by us using an interest rate include interest credited by us at the rate(s) determined on the Income Date. The rate of interest may differ depending on the Annuity Payment Option(s) selected by you and the Income Streams selected by you. Once the Certificate is issued, however, the rate(s) of interest to be included with Fixed Payments are guaranteed and will not change.

Computation of Present Value of Fixed Payments when Partial Withdrawals or Surrenders are made from the Fixed Account

If you make partial withdrawals from an active Period Certain Income Stream and you have selected to receive Fixed Payments from that Income Stream, we will calculate the present value of the Fixed Payments for that Income Stream. We will use a discount rate that will be the interest rate originally used to calculate the Fixed Payments for that Income Stream, increased by a Liquidity Adjustment Factor that will be specified on the Income Date and will not change. The Liquidity Adjustment Factor will increase the original interest rate for purposes of calculating the present value of Fixed Payments by not greater than three percentage points (300 basis points). If you surrender an entire Period Certain Annuity Payment Option or surrender your Certificate and you have selected to receive Fixed Payments under any of the Income Streams subject to the withdrawal or surrender, we will calculate the present value of the Fixed Payments subject to surrender in the same manner. To the extent a partial withdrawal or surrender includes amounts from the Fixed Account, the present value of Fixed Payments determined as set forth above shall be included in the partial withdrawal or surrender amount, less surrender charges, if applicable.

APPENDIX B

TELEPHONE INSTRUCTIONS

Telephone Transfers of Certificate Values

1. If there are Joint Certificate Owners, both must authorize us to accept telephone instructions but either Certificate Owner may give us telephone instructions.

2. All callers must identify themselves. We reserve the right to refuse to act upon any telephone instructions in cases where the caller has not sufficiently identified himself/herself to our satisfaction.

3. Neither we nor any person acting on our behalf shall be subject to any claim, loss, liability, cost or expense if we or such person acted in good faith upon a telephone instruction, including one that is unauthorized or fraudulent. However, we will employ reasonable procedures to confirm that a telephone instruction is genuine and, if we do not, we may be liable for losses due to an unauthorized or fraudulent instruction. You thus bear the risk that an unauthorized or fraudulent instruction we execute may cause your Certificate Value to be lower than it would be had we not executed the instruction.

4. We record all conversations with disclosure at the time of the call.

5. The Application for the Certificate may allow you to create a power of attorney by authorizing another person to give telephone instructions. Unless prohibited by state law, we will treat such power as durable in nature and it shall not be affected by your subsequent incapacity, disability or incompetencey. Either we or the authorized person may cease to honor the power by sending written notice to you at your last known address. Neither we nor any person acting on our behalf shall be subject to liability for any act executed in good faith reliance upon a power of attorney.

6. Telephone authorization shall continue in force until:
o	we receive your written revocation,
o	we discontinue the privilege, or
o	we receive written evidence that you have entered into a market timing or asset allocation agreement with an investment adviser or with a broker/dealer.

7. If we receive telephone transfer instructions at 800-367-3653 before 4:00 P.M. Eastern Time or other close of trading on the New York Stock Exchange, they will be initiated that day based on the unit value prices calculated at the close of that day. We will initiate instructions we receive after the close of trading on the NYSE on the following business day.

8. Once we accept instructions, they may not be canceled.

9. You must make all transfers in accordance with the terms of the Certificate and current prospectus. If your transfer instructions do not conform to these terms, we will not execute the transfer and will notify the caller within 48 hours.

EXAMPLE 1

Create a basic income annuity by choosing one Annuity Payment Option and selecting the percent of the Annuity Payments that will be Fixed Payments and percent that will be Variable Payments.

[Diagram Chart to be inserted here.]

EXAMPLE 2

Create an income annuity using more than one Annuity Payment Option, each with different percentages of Fixed and Variable Payments. Each Annuity Payment Option can have a different term. The income generated by each one will be combined into a single periodic Annuity Payment.

[Diagram Chart to be inserted here.]

EXAMPLE 3

Create an income annuity with a "split" Annuity Payment Option, with each segment having its own percentages of Fixed and Variable Payments that can be allocated independently. Each segment covers a designated, sequential time horizon and allows for different investment allocations within a single Annuity Payment Option.

[Diagram Chart to be inserted here.]

EXAMPLE 4

Create an income annuity with two Annuity Payment Options have been selected, each split into two segments with different percentages of Fixed and Variable Payments that can be allocated independently. Each Annuity Payment Option can have a different term. The payment generated by each one will be combined into a single periodic Annuity Payment.

[Diagram Chart to be inserted here.]

Distributed by:

Keyport Financial Services Corp.

125 High Street, Boston, MA 02110-2712

Issued by:

Keyport Life Insurance Company

125 High Street, Boston, MA 02110-2712

Yes. I would like to receive the Keyport Immediate Variable Annuity Statement of Additional Information.

Yes. I would like to receive the Statement of Additional Information for the Eligible Funds of:

AIM Variable Insurance Funds, Inc.

Alliance Variable Products Series Fund, Inc.

Fidelity Variable Insurance Products Funds

Liberty Variable Investment Trust

MFS Variable Insurance Trust

Rydex Variable Trust

SteinRoe Variable Investment Trust

Wanger Advisors Trust

Name

Address

City

State

Zip

BUSINESS REPLY MAIL

FIRST CLASS MAIL PERMIT NO. 6719 BOSTON, MA

POSTAGE WILL BE PAID BY ADDRESSEE

KEYPORT LIFE INSURANCE CO.

125 HIGH STREET

BOSTON, MA 02110-2712

NO POSTAGE

NECESSARY

IF MAILED

IN THE

UNITED STATES

PART B

STATEMENT OF ADDITIONAL INFORMATION

GROUP AND INDIVIDUAL SINGLE PURCHASE PAYMENT

IMMEDIATE VARIABLE ANNUITY CONTRACT

ISSUED BY

VARIABLE ACCOUNT A

OF

KEYPORT LIFE INSURANCE COMPANY ("Keyport")

This Statement of Additional Information (SAI) is not a prospectus but it relates to, and should be read in conjunction with, the Keyport Immediate variable annuity prospectus dated ________, 2001. The SAI is incorporated by reference into the prospectus. The prospectus is available, at no charge, by writing Keyport at 125 High Street, Boston, MA 02110 or by calling (800) 437-4466.

The date of this statement of additional information is __________, 2001.

KEYPORT LIFE INSURANCE COMPANY

Liberty Mutual Insurance Company ("Liberty Mutual"), a multi-line insurance company, is the ultimate corporate parent of Keyport. Liberty Mutual ultimately controls Keyport through the following intervening holding company subsidiaries: Liberty Mutual Equity Corporation, LFC Holdings Inc., Liberty Financial Companies, Inc. ("LFC") and SteinRoe Services, Inc. Liberty Mutual, as of December 31, 2000, owned, indirectly, approximately 72% of the combined voting power of the outstanding stock of LFC (with the balance being publicly held). For additional information about Keyport, see page 11 of the prospectus.

VARIABLE ANNUITY BENEFITS

Variable Payments

For each Annuity Payment Option, the total dollar amount of each Variable Payment will be equal to: (a) the sum of all of the portions of the Variable Payment based on your interest in each Sub-Account; less (b) the pro-rata amount of the annual Certificate Maintenance Charge.

Under each Income Stream, the portion of your initial Variable Payment based on your interest in a Sub-Account will be determined by deducting any applicable Certificate Maintenance Charge and then dividing the remaining value of your interest in that Sub-Account by $1,000 and multiplying the result by the annuity payment factor currently offered by Keyport at the time Annuity Payments begin for the particular Annuity Payment Option selected. Depending on the Annuity Payment Option selected, the current annuity payment factor may be based on the life expectancy of the Annuitant.

The number of Annuity Units for each Sub-Account will be determined by dividing the initial Variable Payment under an Income Stream by the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the first Variable Payment. The number of Annuity Units remains fixed for the duration of the Income Stream, unless you change the length of the Period Certain, change the frequency of the Annuity Payments, or change the Sub-account allocations. Each Sub-Account payment after the first one will be determined by multiplying (a) by (b), where: (a) is the number of Sub-Account Annuity Units; and (b) is the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the particular Variable Payment .

Variable Payments will fluctuate in accordance with the investment results of the underlying Eligible Funds. In order to determine how these fluctuations affect Annuity Payments, Keyport uses an Annuity Unit value. Each Sub-Account has its own Annuity Units and value per Unit. The Annuity Unit value applicable during any Valuation Period is determined at the end of such period.

When Keyport first purchased Eligible Fund shares on behalf of each Sub-Account, Keyport valued each Annuity Unit for such Sub-Account at a specified dollar amount. The Annuity Unit value for each Sub-Account in any Valuation Period thereafter is determined by multiplying the value for the prior period by a net investment factor. (See "Net Investment Factor" in the prospectus.) This factor may be greater or less than 1.0; therefore, the Annuity Unit may increase or decrease from Valuation Period to Valuation Period. For each Benchmark Investment Rate (BIR), Keyport calculates a net investment factor for each Annuity Unit Value by dividing (a) by (b), where:
(a)	is equal to the Annuity Unit Value as defined in the prospectus; and

(b)

is the investment factor for the current Valuation Period. The investment factor adjusts for the interest assumed in determining the first Variable Payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the Benchmark Investment Rate (BIR). The BIR for Annuity Units based on the Certificate's annuity tables is 6% per year (5% per year for Oregon and Texas Certificates). A BIR of 3% per year is also currently available upon Written Request.

With a particular BIR, Variable Payments after the first one will increase or decrease from month to month based on whether the actual annualized investment return of the selected Sub-Account(s) (after deducting the Mortality and Expense Risk Charge and the Administrative Charge) is better or worse than the BIR percentage. If a given amount of Sub-Account value is applied to a particular Annuity Payment Option, the initial payment will be smaller if a 3% BIR is selected instead of a 6% BIR, but, all other things being equal, the subsequent 3% BIR payments have the potential for increasing in amount by a larger percentage and for decreasing in amount by a smaller percentage. For example, consider what would happen if the actual annualized investment return (see the first sentence of this paragraph) is 9%, 6%, 3%, or 0% between the time of the first and second payments. With an actual 9% return, the 3% BIR and 6% BIR payments would both increase in amount but the 3% BIR payment would increase by a larger percentage. With an actual 6% return, the 3% BIR payment would increase in amount while the 6% BIR payment would stay the same. With an actual return of 3%, the 3% BIR payment would stay the same while the 6% BIR payment would decrease in amount. Finally, with an actual return of 0%, the 3% BIR and 6% BIR payments would both decrease in amount but the 3% BIR payment would decrease by a smaller percentage. Note that the changes in payment amounts described above are on a percentage basis and thus do not illustrate when, if ever, the 3% BIR payment amount might become larger than the 6% BIR payment amount. Note that over an extended period of time, the 6% BIR Variable Payment amount will start out being larger than the 3% BIR Variable Payment amount, but eventually the 6% BIR Variable Payment amount will become less than the 3% BIR Variable Payment amount.

Re-Allocating Sub-Account Payment Percentages

The number of Annuity Units for each Sub-Account for each Income Stream within an Annuity Payment Option that includes Variable Payments will remain fixed during the entire Income Stream unless you make a written request for a change. Currently you can instruct Keyport to change the Sub-Account(s) used to determine the amount of the Variable Payments unlimited times every 12 months. Your request must specify the percentage of the Variable Payment that is to be based on the investment performance of each Sub-Account. The percentage for each Sub-Account, if not zero, must be at least 10% and must be a whole number. At the end of the Valuation Period during which Keyport receives the request, Keyport will: (a) value the Annuity Units for each Sub-Account to create a total annuity value; (b) apply the new percentages you have selected to this total value; and (c) recompute the number of Annuity Units for each Sub-Account. This new number of units will remain fixed for the remainder of the Income Stream period unless the you request another change.

SAFEKEEPING OF ASSETS

Keyport acts as custodian for, and is responsible for the safekeeping of, the assets of the Variable Account. Keyport has responsibility for providing all administration of the Certificates and the Variable Account. This administration includes, but is not limited to, preparation of the Contracts and Certificates, maintenance of Certificates Owners' records, and all accounting, valuation, regulatory and reporting requirements.

PRINCIPAL UNDERWRITER

The Contract and Certificates, which are offered continuously, are distributed by Keyport Financial Services Corp. ("KFSC"), a wholly-owned indirect subsidiary of Keyport.

EXPERTS

The consolidated financial statements of Keyport Life Insurance Company at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, and the financial statements of Keyport Life Insurance Company-Variable Account A at December 31, 2000 and for each of the two years in the period ended December 31, 2000, appearing in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. Its principal office is located at 200 Clarendon Street, Boston, Massachusetts.

INVESTMENT PERFORMANCE

The Variable Account may from time to time quote performance information concerning its various Sub-Accounts. A Sub-Account's performance may also be compared to the performance of sub-accounts used with variable annuities offered by other insurance companies. This comparative information may be expressed as a ranking prepared by Financial Planning Resources, Inc. of Miami, FL (The VARDS Report), Lipper Analytical Services, Inc., or by Morningstar, Inc. of Chicago, IL (Morningstar's Variable Annuity Performance Report), which are independent services that compare the performance of variable annuity sub-accounts. The rankings are done on the basis of changes in annuity unit values over time and do not take into account any charges (such as distribution charges or administrative charges) that are deducted directly from Certificate values.

Ibbotson Associates of Chicago, IL provides historical returns from 1926 on capital markets in the United States. The Variable Account may quote the performance of its Sub-Accounts in conjunction with the long-term performance of capital markets in order to illustrate general long-term risk versus reward investment scenarios. Capital markets tracked by Ibbotson Associates include common stocks, small company stocks, long-term corporate bonds, long-term government bonds, U.S. Treasury Bills, and the U.S. inflation rate. Historical total returns are determined by Ibbotson Associates for: Common Stocks, represented by the Standard and Poor's Composite Stock Price Index (an unmanaged weighted index of 90 stocks prior to March 1957 and 500 stocks thereafter of industrial, transportation, utility and financial companies widely regarded by investors as representative of the stock market); Small Company Stocks, represented by the fifth capitalization quintile (i.e., the ninth and tenth deciles) of stocks on the New York Stock Exchange for 1926-1981 and by the performance of the Dimensional Fund Advisors Small Company 9/10 (for ninth and tenth deciles) Fund thereafter; Long Term Corporate Bonds, represented beginning in 1969 by the Salomon Brothers Long-Term High-Grade Corporate Bond Index, which is an unmanaged index of nearly all Aaa and Aa rated bonds, represented for 1946-1968 by backdating the Salomon Brothers Index using Salomon Brothers' monthly yield data with a methodology similar to that used by Salomon Brothers in computing its Index, and represented for 1925-1945 through the use of the Standard and Poor's monthly High-Grade Corporate Composite yield data, assuming a 4% coupon and a 20-year maturity; Long-Term Government Bonds, measured each year using a portfolio containing one U.S. government bond with a term of approximately twenty years and a reasonably current coupon; U.S. Treasury Bills, measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the shortest-term bill having not less than one month to maturity; Inflation, measured by the Consumer Price Index for all Urban Consumers, not seasonably adjusted, since January, 1978 and by the Consumer Price Index before then. The stock capital markets may be contrasted with the corporate bond and U.S. government securities capital markets. Unlike an investment in stock, an investment in a bond that is held to maturity provides a fixed rate of return. Bonds have a senior priority to common stocks in the event the issuer is liquidated and interest on bonds is generally paid by the issuer before it makes any distributions to common stock owners. Bonds rated in the two highest rating categories are considered high quality and present minimal risk of default. An additional advantage of investing in U.S. government bonds and Treasury bills is that they are backed by the full faith and credit of the U.S. government and thus have virtually no risk of default. Although government securities fluctuate in price, they are highly liquid.

Average Annual Total Return for a Certificate that is Surrendered

The tables below provide performance results for each Sub-Account through December 31, 2000. The results shown in this section are not an estimate or guarantee of future investment performance, and do not represent the actual experience of amounts invested by a particular Certificate Owner.

The following tables were calculated using the method prescribed by the Securities and Exchange Commission. They illustrate each Sub-Account's average annual total return over the periods shown assuming a single $1,000 purchase payment and the surrender of the Certificate at the end of each period. The Sub-Account's average annual total return is the annual rate that would be necessary to achieve the ending value of an investment kept in the Sub-Account for the period specified. The first table uses the inception date of the Certificate's Sub-Accounts while the second table assumes the Certificate was available prior to that date on the Funds' inception date.

Each calculation assumes that the $1,000 purchase payment was allocated to only one Sub-Account and no transfers were made. Each calculation is made assuming the entire $1,000 purchase payment remained in the Certificate and was not reduced by Annuity Payments. The rate of return reflects all charges assessed against a Certificate and the Sub-Account, except for: (1) any premium taxes that may be payable; and (2) the Certificate's certificate maintenance charge that is incurred on each Income Anniversary and deducted on a pro rata basis from each Annuity Payment. The charges reflected are: a surrender charge that applies when the hypothetical Certificate is surrendered; the annual 1.25% mortality and expense risk charge; the annual 0.15% administrative charge. The surrender charge used in the calculations for a particular Sub-Account is equal to the percentage charge in effect at the end of the period multiplied by the amount withdrawn, except that the surrender charge is never allowed to exceed 9% of the assumed $1,000 purchase payment. The percentage charge declines from 9% to 1% over 10 years.
	Average Annual Total Return for a
	Certificate Surrendered on 12/31/00
	Hypothetical $1,000 Purchase Payment*

	Length of Investment Period

	One	Three	Five	Ten	Since Sub-Account
Sub-Account	Year	Years	Years	Years	Inception Shown
AIM Capital Appreciation	40.32%	N/A	N/A	N/A	31.91%(05/19/98)
AIM International Equity	51.03%	N/A	N/A	N/A	28.97%(05/19/98)
AIM Value	N/A	N/A	N/A	N/A	9.23%(07/01/99)
Alliance Growth & Income	-9.32%	N/A	N/A	N/A	5.03%(05/19/98)
Alliance Premier Growth	27.71%	36.16%	N/A	N/A	8.53%(11/18/96)
Alliance Technology	N/A	N/A	N/A	N/A	47.17%(07/01/99)
Colonial High Yield Securities	-3.74%	N/A	N/A	N/A	-4.90%(05/19/98)
Colonial Strategic Income	-3.60%	3.38%	N/A	N/A	3.54%(11/18/96)
Colonial U.S. Growth & Income	6.87%	19.44%	N/A	N/A	18.93%(11/18/96)
Newport Tiger	64.33%	0.29%	N/A	N/A	23.98%(11/18/96)
MFS Emerging Growth	73.25%	41.15%	N/A	N/A	38.01%(11/18/96)
Liberty Federal Securities
Stein Roe Balanced	7.51%	12.04%	N/A	N/A	11.65%(11/18/96)
Stein Roe Growth Stock	32.45%	30.85%	N/A	N/A	28.97%(11/18/96)

* Fund expenses in excess of defined amounts were reimbursed during one or more calendar years for all Funds except Newport Tiger and Stein Roe Balanced. Without this expense reimbursement any return percentages shown that include these calendar years would be lower. See footnote 2 on page 6 of the prospectus for any expense reimbursement percentages currently applicable to the Funds.

** Non-annualized total returns are shown since these Sub-Accounts have been in existence for less than one year.
	Average Annual Total Return for a
	Certificate Surrendered on 12/31/00
	Hypothetical $1,000 Purchase Payment*

	Length of Investment Period

	One	Three	Five	Ten	Since Fund
Sub-Account	Year	Years	Years	Years	Inception Shown
AIM Capital Appreciation	40.32%	23.47%	24.40%	N/A	21.16%(05/05/93)
AIM International Equity	51.03%	22.10%	21.39%	N/A	17.07%(05/05/93)
AIM Value	25.24%	25.14%	24.94%	N/A	21.08%(05/05/93)
Alliance Growth & Income	5.92%	18.07%	34.57%	N/A	14.09%(01/14/91)
Alliance Premier Growth	27.38%	36.15%	34.57%	N/A	24.83%(06/26/92)
Alliance Technology	71.60%	43.58%	N/A	N/A	34.28%(01/11/96)
Colonial High Yield Securities	-3.74%	N/A	N/A	N/A	-4.62%(05/19/98)
Colonial Strategic Income	-3.60%	3.38%	7.46%	N/A	6.81%(07/05/94)
Colonial U.S. Growth & Income	6.87%	19.44%	21.77%	N/A	20.45%(07/05/94)
Newport Tiger	64.33%	0.30%	N/A	N/A	5.69%(05/01/95)
MFS Emerging Growth	73.25%	41.15%	N/A	N/A	35.27%(07/24/95)
Stein Roe Balanced	7.51%	12.03%	15.24%	10.79%	11.75%(01/01/89)
Stein Roe Growth Stock	32.45%	30.85%	29.93%	18.07%	19.23%(01/01/89)
Stein Roe Mortgage Securities	-4.35%	3.33%	5.91%	5.98%	6.44%(01/01/89)

* Fund expenses in excess of defined amounts were reimbursed during one or more calendar years for all Funds except Newport Tiger and Stein Roe Balanced. Without this expense reimbursement any return percentages shown that include these calendar years would be lower. See footnote 2 on page 6 of the prospectus for any expense reimbursement percentages currently applicable to the Funds.

** Non-annualized total returns are shown since this Sub-Account has been in existence for less than one year.

Change in Annuity Unit Value

The following performance information illustrates the average annual change and the actual annual change in Annuity Unit values for each Sub-Account and is computed differently than the standardized average annual total return information. Performance information for periods prior to the inception date of the Contract's Sub-Accounts assumes the Certificates were available prior to that date on the Funds' inception date.

A Sub-Account's average annual change in Annuity Unit values is the annualized rate at which the value of a Unit changes over the time period illustrated. A Sub-Account's actual annual change in Annuity Unit values is the rate at which the value of a Unit changes over each 12-month period illustrated. These rates of change in Annuity Unit values reflect the Certificate's annual 1.25% Mortality and Expense Risk Charge and the annual 0.15% administrative charge. They do not reflect deductions for any Surrender Charge, Certificate Maintenance Charge, and premium taxes. The rates of change would be lower if these charges were included.
Average Annual Change	Average Annual Change
In Annuity Unit	in Annuity Unit Value
Value From Fund	over the period shown
Inception Shown	through 12/31/00
Sub-Account	through 12/31/00**	Three Years	Five Years	Ten Years
AIM Capital Appreciation	20.65%(05/05/93)	23.38%	23.85%	N/A
AIM International Equity	16.63%(05/05/93)	22.06%	20.90%	N/A
Aim Value	20.57%(05/05/93)	24.98%	24.37%	N/A
Alliance Growth & Income	13.60%(01/14/91)	18.18%	21.90%	N/A
Alliance Premier Growth	24.28%(06/26/92)	35.63%	33.82%	N/A
Alliance Technology	33.69%(01/11/96)	42.84%	N/A	N/A
Colonial High Yield Securities	-1.97%(05/19/98)	N/A	N/A	N/A
Colonial Strategic Income	6.72%(07/05/94)	4.17%	7.37%	N/A
Colonial U.S. Growth & Income	19.99%(07/05/94)	19.50%	21.27%	N/A
Newport Tiger	5.84%(05/01/95)	1.26%	N/A	N/A
MFS Emerging Growth	34.56%(07/24/95)	40.48%	N/A	N/A
Liberty federal Securiites
Stein Roe Balanced	11.35%(01/01/89)	12.40%	14.91%	10.36%
Stein Roe Growth Stock	18.81%(01/01/89)	30.50%	29.27%	17.61%
	12-Month Period Change in Annuity
	Unit Value**
Sub-Account	1991	1992	1993	1994	1995
AIM Capital Appreciation	N/A	N/A	18.41%*	1.09%	33.79%
AIM International Equity	N/A	N/A	9.00%*	-1.13%	16.74%
AIM Value	N/A	N/A	13.78%*	2.60%	34.34%
Alliance Growth & Income	2.13%*	6.44%	10.16%	-1.72%	33.93%
Alliance Premier Growth	N/A	12.99%*	11.07%	-4.30%	42.85%
Alliance Technology	N/A	N/A	N/A	N/A	N/A
Colonial High Yield Securities	N/A	N/A	N/A	N/A	N/A
Colonial Strategic Income	N/A	N/A	N/A	0.15%*	16.67%
Colonial U.S. Growth & Income	N/A	N/A	N/A	3.69%*	27.91%
Newport Tiger	N/A	N/A	N/A	N/A	14.46%*
MFS Emerging Growth	N/A	N/A	N/A	N/A	16.70%*
Liberty Federal Securities
Stein Roe Balanced	26.17%	6.04%	7.78%	-4.52%	23.75%
Stein Roe Growth Stock	45.98%	5.15%	3.52%	-7.64%	35.84%
	12-Month Period Change in Annuity
	Unit Value**
Sub-Account	1996	1997	1998	1999	2000
AIM Capital Appreciation	15.98%	11.90%	17.68%	42.62%
AIM International Equity	21.67%	7.12%	11.03%	52.91%
AIM Value	13.45%	21.99%	24.89%	28.12%
Alliance Growth & Income	22.36%	27.02%	19.22%	9.54%
Alliance Premier Growth	21.00%	32.01%	45.93%	30.17%
Alliance Technology	8.65%*	4.74%	61.13%	72.69%
Colonial High Yield Securities	N/A	N/A	-3.69%*	0.25%
Colonial Strategic Income	8.20%	7.70%	4.56%	0.38%
Colonial U.S. Growth & Income	20.14%	30.41%	18.49%	10.45%
Newport Tiger	9.69%	-32.09%	-7.73%	65.70%
MFS Emerging Growth	15.40%	20.22%	32.31%	74.28%
Liberty Federal Securities
Stein Roe Balanced	14.01%	15.21%	10.99%	11.07%
Stein Roe Growth Stock	19.59%	30.45%	26.14%	35.05%

* Percentage of change is for less than 12 months; it is for the period from the inception date shown to the end of the year.

** Fund expenses in excess of defined amounts were reimbursed during one or more calendar years for all Funds except Newport Tiger and Stein Roe Balanced. Without this expense reimbursement any return percentages shown that include these calendar years would be lower. See footnote 2 on page 6 of the prospectus for any expense reimbursement percentages currently applicable to the Funds.

Yield for Stein Roe Money Market Sub-Account

Yield percentages for the Stein Roe Money Market Sub-Account are calculated using the method prescribed by the Securities and Exchange Commission. Yields reflect the deduction of the annual 1.40% asset-based Certificate charges. Yields also reflect, on an allocated basis, the Certificate's annual $36 Certificate Maintenance Charge that is collected after the Income Date. Yields do not reflect Surrender Charges and premium tax charges. The yield would be lower if these charges were included. The following is the standardized formula:

Yield equals:   (A - B - 1) X  365
                  C           7

Where:
A	=	the Annuity Unit value at the end of the 7-day period.

B	=

hypothetical Certificate Maintenance Charge for the 7-day period. The assumed annual Stein Roe Money Market Sub-Account charge is equal to the $36 Certificate charge multiplied by a fraction equal to the average number of Certificates with Stein Roe Money Market Sub-Account value during the 7-day period divided by the average total number of Certificates during the 7-day period. This annual amount is converted to a 7-day charge by multiplying it by 7/365. It is then equated to an Annuity Unit size basis by multiplying it by a fraction equal to the average value of one Stein Roe Money Market Sub-Account Annuity Unit during the 7-day period divided by the average Certificate Value in Stein Roe Money Market Sub-Account during the 7-day period.

C	=	the Annuity Unit value at the beginning of the 7-day period.

The yield formula assumes that the weekly net income generated by an investment in the Stein Roe Money Market Sub-Account will continue over an entire year.

For the 7-day period ended 12/31/00 the yield for the Stein Roe Money Market Sub-Account was 4.27%.

FINANCIAL STATEMENTS

The financial statements of the Variable Account and Keyport Life Insurance Company are included in the statement of additional information. The consolidated financial statements of Keyport Life Insurance Company are provided as relevant to its ability to meet its financial obligations under the Certificates and should not be considered as bearing on the investment.

Financial Statements

Variable Account A

Keyport Life Insurance Company

To be Filed by Amendment

PART C

Item 24. Financial Statements and Exhibits
####	(a)	Financial Statements:
Included in Part B:
Variable Account A:
Statement of Net Assets - December 31, 2000
Statement of Operations and Changes in Net Assets for the years ended December 31, 2000 and 1999
Notes to Financial Statements
Keyport Life Insurance Company:
Consolidated Balance Sheet - December 31, 2000 and 1999
Consolidated Income Statement for the years ended December 31, 2000, 1999 and 1998
Consolidated Statement of Stockholder's Equity for the years ended December 31, 2000, 1999 and 1998
Consolidated Statement of Cash Flows for the years ended December 31, 2000, 1999 and 1998
Notes to Consolidated Financial Statements

	(b)	Exhibits:

*	(1)	Resolution of the Board of Directors establishing Variable Account A

	(2)	Not applicable

*	(3a)	Principal Underwriter's Agreement

*	(3b)	Specimen Agreement between Principal Underwriter and Dealer

####	(4a)	Specimen of Group Variable Annuity Contract of Keyport Life Insurance Company

	(4b)	Specimen of Variable Annuity Certificate of Keyport Life Insurance Company

####	(4c)	Specimen Individual Variable Annuity Contract of Keyport Life Insurance Company

*	(4d)	Form of Tax-Sheltered Annuity Endorsement

*	(4e)	Form of Individual Retirement Annuity Endorsement

*	(4f)	Form of Corporate/Keogh 401(a) Plan Endorsement

####	(5a)	Form of Application for a Group Variable Annuity Contract

####	(5b)	Form of Application for a Group Variable Annuity Certificate and Individual Variable Annuity Contract

*	(6a)	Articles of Incorporation of Keyport Life Insurance Company

*	(6b)	By-Laws of Keyport Life Insurance Company

	(7)	Not applicable

**	(8a)	Form of Participation Agreement

+++	(8b)	Participation Agreement Among Alliance Variable Products Series Fund, Inc., Alliance Fund Distributors, Inc., Alliance Capital Management L.P., and Keyport Life Insurance Company

++	(8c)	Participation Agreement By and Among AIM Variable Insurance Funds, Inc., Keyport Life Insurance Company, on Behalf of Itself and its Separate Accounts, and Keyport Financial Services Corp.

+	(8d)

Amended and Restated Participation Agreement By and Among Keyport Variable Investment Trust, Keyport Financial Services Corp., Keyport Life Insurance Company and Liberty Life Assurance Company of Boston

++	(8e)

Amended and Restated Participation Agreement By and Among SteinRoe Variable Investment Trust, Keyport Financial Services Corp., Keyport Life Insurance Company and Liberty Life Assurance Company of Boston

***	(8f)	Participation Agreement Among MFS Variable Insurance Trust, Keyport Life Insurance Company, and Massachusetts Financial Services Corp.

#	(8g)	Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and Keyport Life Insurance Company

#	(8h)	Participation Agreement Among Variable Insurance Products Fund III, Fidelity Distributors Corporation and Keyport Life Insurance Company

#	(8i)	Participation Agreement Among Rydex Variable Trust, PADCO Financial Services, Inc. and Keyport Life Insurance Company

##	(8j)	Participation Agreement Among Wanger Advisors Funds, Wanger Asset Management L.P. and Keyport Life Insurance Company

####	(9)	Opinion and Consent of Counsel

####	(10)	Consent of Independent Auditors

	(11)	Not applicable

	(12)	Not applicable

####	(13)	Schedule for Computations of Performance Quotations

###	(15)	Chart of Affiliations

++++	(16)	Powers of Attorney

*	Incorporated by reference to Registration Statement (File No. 333-1043) filed on or about February 16, 1996.

**	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement (File No. 333-1043) filed on or about August 22, 1996.

***	Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement (File No. 333-1043) filed on or about October 18, 1996.

****	Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement (File No. 333-1043) filed on or about February 6, 1998.

+

Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 of Variable Account J of Liberty Life Assurance Company of Boston (Files No. 333-29811; 811-08269) filed on or about July 17, 1997.

++	Incorporated by reference to Post-Effective Amendment No. 12 to the Registration Statement (File No. 333-1043) filed on or about May 8, 1998.

+++	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement (File No. 333-75729) filed on or about June 16, 1999.

++++	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement (File No. 333-84701) filed on or about December 10, 1999.

#	Incorporated by reference to Post-Effective Amendment No. 28 to the Registration Statement (File No. 333-1043) filed on or about May 31, 2000.

##	Incorporated by reference to Post-Effective Amendment No. 29 to the Registration Statement (File No. 333-1043) filed on or about October 16, 2000.

###	Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement (File No. 333-84701) filed on or about November 15, 2000.

####	To be filed by amendment.

Item 25. Directors and Officers of the Depositor.
Name and Principal	Positions and Offices
Business Address*	with Depositor

Frederick Lippitt	Director
The Providence Plan
740 Hospital Trust Building
15 Westminster Street
Providence, RI 02903

Mr. Robert C. Nyman	Director
12 Cooke Street
Providence, RI 02906-2006

Philip K. Polkinghorn	Director and President

Paul H. LeFevre, Jr.	Chief Operating Officer

Bernard R. Beckerlegge	Senior Vice President and General Counsel

William Hayward	Senior Vice President - Administration and Information Services

Bernhard M. Koch	Senior Vice President and Chief Financial Officer

Stewart R. Morrison	Senior Vice President and Chief Investment Officer

Garth A. Bernard	Vice President

Daniel C. Bryant	Vice President and Assistant Secretary

Clifford O. Calderwood	Vice President

James P. Greaton	Vice President and Corporate Actuary

James J. Klopper	Vice President and Secretary

Leslie J. Laputz	Vice President

Kenneth M. LeClair	Vice President

Jeffrey J. Lobo	Vice President - Risk Management

Suzanne E. Lyons	Vice President - Human Resources

Thomas P. O'Grady	Vice President

Jeffery J. Whitehead	Vice President and Treasurer

Ellen L. Wike	Vice President

Daniel T. H. Yin	Vice President - Investments

Nancy C. Atherton	Assistant Vice President

John G. Bonvouloir	Assistant Vice President

Paul R. Coady	Assistant Vice President

Stephen Cross	Assistant Vice President and Controller

Kathleen P. Daly	Assistant Vice President

Steven M. Dionisi	Assistant Vice President

Alan R. Downey	Assistant Vice President

Gerald L. Fougere	Assistant Vice President

Gregory L. Lapsley	Assistant Vice President

Shelly L. McIntyre	Assistant Vice President

Diane Pursley	Assistant Vice President

Richard D. Ribeiro	Assistant Vice President

Daniel T. Smyth	Assistant Vice President

Donald A. Truman	Assistant Vice President and Assistant Secretary

Christopher J. Vellante	Assistant Vice President

Frederick Lippitt	Assistant Secretary

*125 High Street, Boston, Massachusetts 02110, unless noted otherwise.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

     The Depositor controls the Registrant, KMA Variable Account, Keyport 401 Variable Account, Keyport Variable Account I, and Keyport Variable Account II, under the provisions of Rhode Island law governing the establishment of these separate accounts of the Company.

     The Depositor controls Liberty Advisory Services Corp. ("LASC"), a Massachusetts corporation functioning as an investment adviser, through LASC's 100% stock ownership. LASC files separate financial statements.

     The Depositor controls Keyport Financial Services Corp. ("KFSC"), a Massachusetts corporation functioning as a broker/dealer of securities, through LASC's 100% stock ownership. KFSC files separate financial statements.

     The Depositor controls Independence Life and Annuity Company ("Independence Life"), a Rhode Island corporation functioning as a life insurance company, through 100% stock ownership. Independence Life files separate financial statements.

     The Depositor controls Keyport Benefit Life Insurance Company ("Keyport Benefit"), a New York corporation functioning as a life insurance company, through 100% stock ownership. Keyport Benefit files separate financial statements.

     The chart for the affiliations of the Depositor is incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement (File No. 333-84701) filed on or about November 15, 2000.

Item 27. Number of Contract Owners.

     None.

Item 28. Indemnification.

     Directors and officers of the Depositor and the principal underwriter are covered persons under Directors and Officers/Errors and Omissions liability insurance policies issued by ICI Mutual Insurance Company, Federal Insurance Company, Firemen's Fund Insurance Company, CNA and Lumberman's Mutual Casualty Company. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers under such insurance policies, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the variable annuity contracts, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.

     Keyport Financial Services Corp. (KFSC) is principal underwriter of the variable annuity and variable life insurance contracts. KFSC is the principal underwriter for Variable Account A of Keyport Life Insurance Company. KFSC is also principal underwriter for Variable Account J and Variable Account K of Liberty Life Assurance Company of Boston; for Variable Account A of Keyport Benefit Life Insurance Company; for the KMA Variable Account and Keyport Variable Account-I of Keyport Life Insurance Company; and for the Independence Variable Annuity Separate Account and Independence Variable Life Separate Account of Independence Life and Annuity Acccount. KFSC receives no compensation for its services.

The directors and officers of Keyport Financial Services Corp. are:
Name and Principal	Position and Offices
Business Address*	with Underwriter

Paul T. Holman	Director and Assistant Clerk

James J. Klopper	Director, President and Clerk

Daniel C. Bryant	Director and Vice President

Rogelio P. Japlit	Treasurer

Donald A. Truman	Assistant Clerk

*125 High Street, Boston, Massachusetts 02110.

Item 30. Location of Accounts and Records.

     Keyport Life Insurance Company, 125 High Street, Boston, Massachusetts 02110.

Item 31. Management Services.

     Not applicable.

Item 32. Undertakings.
(a)

Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b)

Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Representation

     Depositor represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor. Further, this representation applies to each form of the contract described in a prospectus and statement of additional information included in this registration statement.

SIGNATURES

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the City of Boston and State of Massachusetts, on this 28th day of February, 2001.

Variable Account A
(Registrant)

		BY:	Keyport Life Insurance Company
(Depositor)

		BY:	/s/ Philip K.Polkinghorn*
Philip K. Polkinghorn
President

*BY:	/s/ James J. Klopper	February 28, 2001
	James J. Klopper	Date
Attorney-in-Fact

* James J. Klopper has signed this document on the indicated date on behalf of Mr. Polkinghorn pursuant to power of attorney duly executed by him and included as part of Exhibit 16 in Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 filed on or about December 10, 1999 (File No. 333-84701; 811-7543).

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Frederick Lippitt*	/s/ Philip K. Polkinghorn*
Frederick Lippitt	Philip K. Polkinghorn
Director	President
(Principal Executive Officer)

/s/ Robert C. Nyman*	/s/ Bernhard M. Koch*
Robert C. Nyman	Bernhard M. Koch
Director	Senior Vice President
(Chief Financial Officer)

/s/ Philip K. Polkinghorn
Philip K. Polkinghorn
Director

*BY:	/s/ James J. Klopper	February 28, 2001
	James J. Klopper	Date
Attorney-in-Fact

* James J. Klopper has signed this document on the indicated date on behalf of each of the above Directors and Officers of the Depositor pursuant to powers of attorney duly executed by such persons and incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement (File Nos. 333-84701; 811-7543) filed on or about December 10, 1999.

Item		Page

(4b)	Specimen of Variable Annuity Certificate of Keyport Life Insurance Company